This preliminary prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, but are not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-124581

Subject to Completion, dated January 9, 2006.

Prospectus Supplement

(to Prospectus dated December 19, 2005)

$250,000,000

Westlake Chemical Corporation

        % Senior Notes due 2016

This is an offering of $250,000,000 aggregate principal amount of our         % Senior Notes due 2016. The notes will mature on January 15, 2016. We will pay interest on the notes on each January 15 and July 15, commencing July 15, 2006.

We may redeem some or all of the notes at any time on or after January 15, 2011 at the redemption prices set forth in this prospectus supplement. In addition, until January 15, 2009, we may redeem up to 35% of the aggregate principal amount of the notes using net proceeds from certain equity offerings at the redemption price set forth in this prospectus supplement. Before January 15, 2011, the notes are redeemable at our option at 100% of the principal amount plus a make-whole premium. Holders may require us to repurchase the notes upon a change of control.

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other senior unsecured indebtedness. The notes will be effectively subordinated to our secured indebtedness to the extent of the value of the assets securing such indebtedness and to the indebtedness and other liabilities of our non-guarantor subsidiaries. The notes will be guaranteed on a senior unsecured basis by certain of our domestic restricted subsidiaries.

The notes are not expected to be listed on any securities exchange or included in any quotation system.

This prospectus supplement and the accompanying prospectus include additional information about the terms of the notes, including optional redemption prices and covenants.

See “ Risk Factors,” which begins on page S-10 of this prospectus supplement and on page four of the accompanying prospectus, for a discussion of certain of the risks you should consider before investing in the notes.

	Per Note	Total
Public offering price (1)%		$
Underwriting discount	%	$
Proceeds to us, before expenses	%	$

(1)	Plus accrued interest from , 2006, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect that delivery of the notes will be made in New York, New York on or about                     , 2006.

Deutsche Bank Securities	Banc of America Securities LLC	JPMorgan

Co-Manager

Credit Suisse First Boston

The date of this Prospectus Supplement is                     , 2006.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor provisions for forward-looking information. Certain of the statements contained in this prospectus supplement and the accompanying prospectus are forward-looking statements. All statements, other than statements of historical facts, included in this prospectus supplement and the accompanying prospectus that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements can be identified by the use of words such as “believes,” “intends,” “may,” “should,” “could,” “anticipates,” “expected” or comparable terminology, or by discussions of strategies or trends. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give any assurances that these expectations will prove to be correct. Forward-looking statements relate to matters such as:

•	planned redemption of our 8 3/4% Senior Notes due 2011;

•	industry outlook;

•	production capacities;

•	our ability to borrow additional funds under our credit facility;

•	our ability to meet our liquidity needs;

•	our intended quarterly dividends;

•	expected outcomes of legal and administrative proceedings and their expected effects on our financial position, results of operations and cash flows; and

•	compliance with present and future environmental regulations and costs associated with environmentally related penalties, capital expenditures and remedial actions.

We have based these statements on assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe were appropriate in the circumstances when the statements were made. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly impact expected results, and actual future results could differ materially from those described in such statements. While it is not possible to identify all factors, we continue to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties discussed under “Risk Factors” in this prospectus supplement and the accompanying prospectus and in our most recent Annual Report on Form 10-K and the following:

•	general economic and business conditions;

•	the cyclical nature of the chemical industry;

•	the availability, cost and volatility of raw materials, chemicals and additives, and energy;

•	uncertainties associated with the United States and worldwide economies, including those due to political tensions in the Middle East and elsewhere;

•	current and potential governmental regulatory actions in the United States and regulatory actions and political unrest in other countries;

•	industry production capacity and operating rates;

•	the supply/demand balance for our products;

•	competitive products and pricing pressures;

•	access to capital markets;

•	terrorist acts;

•	operating interruptions (including leaks, explosions, fires, natural disasters, weather-related incidents, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, spills and releases and other environmental risks);

•	changes in laws or regulations;

•	technological developments;

•	our ability to implement our business strategies; and

•	creditworthiness of our customers.

Many of such factors are beyond our ability to control or predict. Any of the factors, or a combination of these factors, could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels. Every forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with any additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement or the accompanying prospectus is current only as of the date of this prospectus supplement or the accompanying prospectus, as the case may be, and any information incorporated by reference is current only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the notes we are offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the notes we are offering. You should read this prospectus supplement along with the accompanying prospectus, as well as the documents incorporated by reference. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

In this prospectus supplement and the accompanying prospectus, “we,” “us,” and “our” refer to Westlake Chemical Corporation and its consolidated subsidiaries, unless the context indicates otherwise. References in this prospectus supplement to this “prospectus” mean this prospectus supplement and the accompanying prospectus.

INDUSTRY AND MARKET DATA

Industry and market data used in this prospectus supplement and the documents incorporated by reference were obtained through surveys and studies conducted by third parties and industry publications, including information from Chemical Market Associates, Inc., or CMAI. We have not independently verified market and industry data from third-party sources.

PRODUCTION CAPACITY

Unless we state otherwise, annual production capacity estimates used in this prospectus supplement represent rated capacity of the facilities at September 30, 2005. We calculated rated capacity by estimating the number of days in a typical year that a production unit is expected to operate, after allowing for downtime for regular maintenance, and multiplying that number by an amount equal to the unit’s optimal daily output based on the design feedstock mix. Because the rated capacity of a production unit is an estimated amount, actual production volumes may be more or less than the rated capacity.

NON-GAAP FINANCIAL MEASURES

The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” For this purpose, a non-GAAP financial measure is generally defined by the Securities and Exchange Commission (“SEC”) as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this prospectus supplement, we disclose so-called non-GAAP financial measures, primarily EBITDA. EBITDA is calculated as net income before interest expense, income taxes, depreciation and amortization. The non-GAAP financial measures described in this prospectus supplement are not substitutes for the GAAP measures of earnings and cash flow.

EBITDA is included in this prospectus supplement because management considers it a key measure used by the banking and high-yield investing communities in their evaluation of economic performance and believes it is a useful tool for measuring our ability to meet our future debt service, capital expenditure and working capital requirements and for comparing our operating performance with the performance of other companies that have different financing and capital structures or tax rates. EBITDA is not a substitute for the GAAP measures of earnings and cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. EBITDA has material limitations as a performance measure because it excludes interest expense, depreciation and amortization, and income taxes. For the definition of EBITDA and for a detailed reconciliation of EBITDA to net income (loss) and to cash flow from operating activities determined in accordance with GAAP, see “Summary—Summary Consolidated Financial, Operating and Industry Data.”

SUMMARY

This summary may not contain all of the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus, including the risk factors, as well as the documents incorporated by reference, before making an investment decision.

About Westlake Chemical Corporation

Overview

We are a vertically integrated manufacturer and marketer of basic chemicals, vinyls, polymers and fabricated products. Our products include some of the most widely used chemicals in the world, which are fundamental to many diverse consumer and industrial markets, including flexible and rigid packaging, automotive products, coatings, residential and commercial construction as well as other durable and non-durable goods. We operate in two principal business segments, Olefins and Vinyls, and we are one of the few North American integrated producers of vinyls with substantial downstream integration into polyvinyl chloride, or PVC, fabricated products.

We began operations in 1986 after our first polyethylene plant, an Olefins segment business, near Lake Charles, Louisiana, was acquired from Occidental Petroleum Corporation. We began our vinyls operations in 1990 with the acquisition of a vinyl chloride monomer, or VCM, plant in Calvert City, Kentucky from the Goodrich Corporation. In 1992, we commenced our Vinyls segment fabricated products operations after acquiring three PVC pipe plants. Since 1986, we have grown rapidly into an integrated producer of petrochemicals, polymers and fabricated products. We achieved this by acquiring 19 plants, constructing six new plants (including our joint venture in China) and completing numerous capacity or production line expansions.

We benefit from highly integrated production facilities that allow us to process raw materials into higher value-added chemicals and fabricated products. We have 9.8 billion pounds per year of active aggregate production capacity at 14 manufacturing sites in North America. We also have a 43% interest in a joint venture in China that operates a vinyls plant.

We are a Delaware corporation with our principal executive offices located at 2801 Post Oak Boulevard, Suite 600, Houston, Texas 77056. Our telephone number at such address is (713) 960-9111.

Recent Developments

Amendment of Senior Secured Revolving Credit Facility

On January 6, 2006, we amended our senior secured revolving credit facility to, among other things, increase the commitments from $200 million to $300 million, generally reduce the interest payable and adjust the covenants to provide additional flexibility.

Redemption of 8 3/4% Senior Notes due 2011

On January 9, 2006, we called $180 million principal amount of our outstanding 8 3/4% Senior Notes due 2011 for redemption at the make-whole price provided in the indenture relating to these notes. We expect to redeem these notes on February 8, 2006 at 100% of the principal amount thereof, plus an estimated make-whole premium of approximately $18 million, plus accrued and unpaid interest. We also expect to redeem the remaining $67 million principal amount of these notes after the completion of this offering at 100% of the principal amount thereof, plus an estimated make-whole premium of approximately $7 million, plus accrued and unpaid interest. The actual amount of the make-whole premiums will vary based on the yield of U.S. Treasury notes used to determine the make-whole premiums. We plan to use the net proceeds from this offering and cash on hand to fund the redemptions.

The Offering

Issuer	Westlake Chemical Corporation.

Notes Offered	$250,000,000 aggregate principal amount of % Senior Notes due 2016.

Interest	% per year, payable semi-annually on January 15 and July 15 of each year, beginning on July 15, 2006.

Maturity Date	January 15, 2016.

Subsidiary Guarantees

The notes will be jointly and severally guaranteed on a senior unsecured basis by our existing and future domestic restricted subsidiaries that guarantee any other indebtedness of ours or another guarantor in excess of $5.0 million.

Ranking	The notes and the subsidiary guarantees will rank:

•	effectively junior in right of payment to all of our and the subsidiary guarantors’ secured indebtedness to the extent of the value of the assets securing such indebtedness and to the indebtedness and other liabilities of our non-guarantor subsidiaries;

•	equal in right of payment to all of our and the subsidiary guarantors’ unsecured senior indebtedness; and

•	senior in right of payment to all of our and the subsidiary guarantors’ subordinated indebtedness.

As of September 30, 2005, after giving pro forma effect to this offering and the application of the net proceeds from this offering as described under “Use of Proceeds,” the notes and the subsidiary guarantees would have ranked effectively:

1)	junior in right of payment to:

•	no secured indebtedness; and

•	$3.6 million of current liabilities and no long-term indebtedness of our non-guarantor subsidiaries; and

2)	pari passu in right of payment with approximately $10.9 million of our and the subsidiary guarantors’ unsecured senior indebtedness.

Optional Redemption

We may redeem some or all of the notes at any time on or after January 15, 2011 in cash at the redemption prices described in this prospectus supplement, plus accrued and unpaid interest to the date of redemption.

In addition, on or before January 15, 2009, we may redeem up to 35% of the aggregate principal amount of notes with the net cash proceeds of certain equity offerings at the redemption prices described in this prospectus supplement. We can make that redemption only if, after the redemption, at least 65% of the aggregate principal amount of notes remains outstanding.

We may also redeem any of the notes at any time before January 15, 2011 in cash at 100% of the principal amount plus accrued and unpaid interest to the date of redemption and a make-whole premium.

See “Description of Notes—Optional Redemption.”

Change of Control

Upon a change of control, we may be required to make an offer to purchase each holder’s notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of Notes—Repurchase at the Option of Holders—Change of Control.”

Certain Covenants	The indenture will contain certain covenants that will, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	pay dividends on, redeem or repurchase our common stock or make certain other restricted payments;

•	incur additional indebtedness or issue preferred stock;

•	create liens;

•	permit dividend or other payment restrictions on our restricted subsidiaries;

•	sell all or substantially all of our assets or consolidate or merge with or into other companies;

•	engage in transactions with affiliates; and

•	engage in sale-leaseback transactions.

These limitations will be subject to a number of important qualifications and exceptions. See “Description of Notes—Certain Covenants.”

Use of Proceeds

We intend to use the net proceeds from the offering, together with cash on hand, to redeem our 8 3/4% Senior Notes due 2011, to pay the premium in connection with such redemption, to repay all of the indebtedness under our term loan and for general corporate purposes.

Risk Factors

Investing in the notes involves certain risks. See “Risk Factors” beginning on page S-10 of this prospectus and on page 4 of the accompanying prospectus for a description of certain risks you should consider before investing in the notes.

Summary Consolidated Financial, Operating and Industry Data

We have provided in the table below summary consolidated financial, operating and industry data. We have derived the statement of operations data for each of the years in the three-year period ended December 31, 2004, and the balance sheet data as of December 31, 2002, 2003 and 2004, from audited consolidated financial statements. We have derived the statement of operations data for the nine months ended September 30, 2004 and 2005, and the balance sheet data as of September 30, 2004 and 2005, from our unaudited consolidated financial statements. The historical financial information may not be indicative of our future performance. Results of operations for the nine-month period ended September 30, 2005 may not be indicative of the results of operations that may be achieved for the entire year. You should read this data in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2004 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and our consolidated financial statements and the related notes, which are incorporated by reference in this prospectus supplement.

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(dollars in thousands)
Statement of Operations Data:
Net sales	$1,072,627	$1,423,034	$1,985,353	$1,422,284	$1,804,666
Gross profit	80,569	121,952	303,185	204,847	308,527
Selling, general and administrative expenses	64,258	57,014	60,238	41,251	53,994
Gain on sale of assets	—	—	(2,049)	—	—
Gain on legal settlement	—	(3,162)	—	—	—
Impairment of long-lived assets (1)	2,239	2,285	1,830	1,830	—

Income from operations	14,072	65,815	243,166	161,766	254,533
Interest expense	(35,044)	(38,589)	(39,350)	(32,261)	(17,867)
Debt retirement cost	—	(11,343)	(15,791)	(14,685)	(646)
Other income, net (2)	6,769	7,620	2,637	445	322

Income (loss) before income taxes	(14,203)	23,503	190,662	115,265	236,342
Provision for (benefit from) income taxes	(7,141)	8,747	69,940	41,869	83,147

Net income (loss)	$(7,062)	$14,756	$120,722	$73,396	$153,195

Balance Sheet Data (end of period):
Cash and cash equivalents	$11,123	$37,381	$43,396	$50,984	$123,348
Working capital (3)	158,993	197,715	421,723	346,012	519,044
Total assets	1,309,245	1,370,113	1,592,453	1,505,866	1,703,799
Total debt	533,350	537,289	298,089	348,389	267,189
Minority interest	22,100	22,100	—	—	—
Stockholders’ equity	428,519	445,603	769,397	722,938	922,036
Other Operating Data:
Cash flow from:
Operating activities	$(21,326)	$78,087	$150,781	$83,361	$175,126
Investing activities	(38,686)	(41,581)	(79,963)	(62,119)	(60,689)
Financing activities	(7,960)	(10,248)	(64,803)	(7,639)	(34,485)
Depreciation and amortization	88,018	87,293	81,075	62,849	60,649
Capital expenditures	43,587	44,931	52,710	30,912	60,732
EBITDA (4)	108,859	149,385	311,087	210,375	314,858

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(millions of pounds)
External Sales Volume:
Olefins Segment
Polyethylene	1,199	1,280	1,330	1,014	992
Ethylene, Styrene and other	767	861	1,138	866	781
Vinyls Segment
Fabricated finished products	543	517	660	474	649
VCM, PVC and other	1,184	1,120	1,097	856	905

	(cents per pound, except as noted)
Average Industry Pricing: (5)
Ethylene (6)	16.9	21.5	31.6	28.7	37.0
Polyethylene (7)	41.9	52.2	58.2	55.6	65.1
Styrene (8)	27.3	31.7	48.0	45.2	50.0
PVC (9)	34.4	42.5	45.8	44.5	53.7
VCM (10)	19.9	25.7	32.4	31.2	38.2
Caustic Soda ($/ton)(11)	94.8	114.4	175.2	133.6	372.5
Natural gas ($/MMBtu) (12)	3.36	5.50	6.14	5.81	7.16

(1)	The 2004 impairments relate to a PVC plant not in service and olefins assets written down to fair market value. The 2003 impairments relate primarily to idled styrene assets and other miscellaneous assets written down to fair market value. The 2002 impairment related to a ceased product business.
(2)	Other income, net is composed of interest income, insurance proceeds, income and expenses related to our accounts receivable securitization facility which was terminated in July 2003, equity income, management fee income and other gains and losses.
(3)	Working capital equals current assets less current liabilities.
(4)	EBITDA (a non-GAAP financial measure) is calculated as net income before interest expense, income taxes, depreciation and amortization. The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” For this purpose a non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical and future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. We have included EBITDA in this prospectus supplement because management considers it a key measure used by the banking and high-yield investing communities in their evaluation of economic performance and believes that it is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements and for comparing our operating performance with the performance of other companies that have different financing and capital structures or tax rates. EBITDA is not a substitute for the GAAP measures of earnings and cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented in this prospectus may not be comparable to EBITDA reported by other companies. EBITDA has material limitations as a performance measure because it excludes (1) interest expense, which is a necessary element of our costs and ability to generate revenues because we have borrowed money to finance our operations, (2) depreciation, which is a necessary element of our costs and ability to generate revenues because we use capital assets and (3) income taxes, which is a necessary element of our operations. The following table reconciles EBITDA to net income and to cash flow from operating activities.

Reconciliation of EBITDA to Net Income (Loss) and to Cash Flow from Operating Activities

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(dollars in thousands)
EBITDA	$108,859	$149,385	$311,087	$210,375	$314,858

Less:
Income tax (provision) benefit	7,141	(8,747)	(69,940)	(41,869)	(83,147)
Interest expense	(35,044)	(38,589)	(39,350)	(32,261)	(17,867)
Depreciation and amortization	(88,018)	(87,293)	(81,075)	(62,849)	(60,649)

Net income (loss)	$(7,062)	$14,756	$120,722	$73,396	$153,195

Changes in operating assets and liabilities	(19,137)	48,245	(41,156)	(35,561)	(9,835)
Equity in income of unconsolidated subsidiary	(770)	(1,510)	(1,379)	(1,073)	267
Deferred income taxes	(4,716)	7,112	65,188	38,843	30,527
Impairment of long-lived assets	2,239	2,285	1,830	1,830	—
Write-off of debt issuance cost	—	7,343	4,153	3,047	646
(Gain) loss from disposition of fixed assets	(2,259)	(2,903)	(218)	1,509	1,794
Amortization of debt issue costs	—	887	2,097	1,661	1,100
Provision for doubtful accounts	10,379	1,872	(456)	(291)	(2,568)

Cash flow from operating activities	$(21,326)	$78,087	$150,781	$83,361	$175,126

(5)	These are average industry prices for the indicated products as reported by CMAI and are not the prices we realized.
(6)	Represents average North American spot prices of ethylene over the period as reported by CMAI.
(7)	Represents average North American prices of LDPE general purpose film over the period as reported by CMAI.
(8)	Represents average North American spot prices of styrene over the period as reported by CMAI.
(9)	Represents average North American contract prices of PVC over the period as reported by CMAI.
(10)	Represents average North American contract prices of VCM over the period as reported by CMAI.
(11)	Represents average North American spot prices of caustic soda (diaphragm grade) over the period as reported by CMAI.
(12)	Represents average prices of Henry Hub natural gas over the period as reported by the New York Mercantile Exchange (NYMEX).

RISK FACTORS

You should carefully consider each of the following risks, the risks discussed under the caption “Risk Factors” in the accompanying prospectus and all of the information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the risks described in our Annual Report on Form 10-K for the year ended December 31, 2004 in “Item 1. Business—Risk Factors” and any other documents we file with the SEC that are incorporated by reference in this prospectus supplement and the accompanying prospectus, before investing in the notes.

A holder’s right to receive payments on the notes is effectively subordinated to the rights of our existing and future secured creditors. Further, the guarantees of the notes by the subsidiary guarantors are effectively subordinated to the subsidiary guarantors’ existing and future secured indebtedness.

Holders of our secured indebtedness and the secured indebtedness of the subsidiary guarantors will have claims that are prior to the claims of holders of the notes to the extent of the value of the assets securing that other indebtedness. Notably, we and certain of our subsidiaries, including the subsidiary guarantors, are parties to a credit facility, which is secured by liens on, among other things, our accounts receivable, inventory and some fixed assets. The notes will be effectively subordinated to that secured indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to our assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our senior unsecured indebtedness, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. We may apply proceeds of certain asset sales to reduce our secured indebtedness or other secured obligations, but such application will not permanently reduce our ability to incur secured indebtedness and other secured obligations under the indenture in the future. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than holders of secured indebtedness.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require holders of the notes to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided or claims in respect of a guarantee could be subordinated to all other debts of the applicable guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee and either:

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged or about to engage in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, a guarantor would be considered insolvent if, at the relevant time, the sum of its debts and other liabilities, including contingent liabilities, was greater than the sum of its assets at a fair valuation, and a guarantor that was generally not then paying its debts as they became due would be presumed to be insolvent.

The indenture governing the notes allows us to incur additional debt ranking equal to the notes and make certain dividend payments and other restricted payments.

If we incur additional debt ranking equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of our company. This may have the effect of reducing the amount of proceeds paid to a holder of the notes.

The indenture governing the notes does not restrict our ability to make investments, other than certain non-cash investments in unrestricted subsidiaries. In addition, we are able to make certain dividend payments and other restricted payments under the indenture governing the notes. As of September 30, 2005, on a pro forma basis, after giving effect to this offering and the application of net proceeds as described under “Use of Proceeds,” we would have had approximately $314 million of capacity to make such payments permitted under the restricted payment build-up provision of the indenture governing the notes, in addition to other permitted payments. The payments described above would reduce the amount of funds otherwise available to pay amounts due on the notes. See “Description of Notes—Certain Covenants—Restricted Payments.”

If the notes are rated investment grade at any time by any two of Moody’s, Standard and Poor’s and another nationally recognized ratings agency, most of the restrictive covenants and corresponding events of default contained in the indenture governing the notes will be suspended.

If, at any time, the credit rating on the notes, as determined by any two of Moody’s Investors Service, Standard and Poor’s Ratings Services and another nationally recognized ratings agency selected by Westlake, equals or exceeds Baa3 and BBB–, or any equivalent replacement ratings, we will no longer be subject to most of the restrictive covenants and corresponding events of default contained in the indenture governing the notes. Any restrictive covenants or corresponding events of default that cease to apply to us as a result of achieving these ratings will be restored if credit ratings on the notes later fall so that this ratings test is not met. However, during any period in which these restrictive covenants are suspended, we may incur other indebtedness, make restricted payments and take other actions that would have been prohibited if these covenants had been in effect. If the restrictive covenants are later restored, the actions taken while the covenants were suspended will not result in an event of default under the indenture governing the notes even if they would constitute an event of default at the time the covenants are restored. Accordingly, if these covenants and corresponding events of default are suspended, you will have less protection than you will at the time the notes are issued.

Our holding company structure may affect our ability to make payments on the notes. Holders of notes may be structurally subordinated to the creditors of our subsidiaries.

We currently conduct our operations through subsidiaries, and our operating income and cash flow are generated by our subsidiaries. As a result, cash we obtain from our subsidiaries is the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the notes. In addition, not all of our subsidiaries will guarantee the notes, and holders of the notes will have a junior position to the claims of creditors, including trade creditors and tort claimants, of our subsidiaries to the extent that such subsidiaries do not guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of that subsidiary’s indebtedness and its trade creditors will generally be entitled to payment of their claims from the assets of the subsidiary before any assets are made available for distribution to us. Assuming we had completed this offering and applied the proceeds from the offering as described under “Use of Proceeds” on September 30, 2005, the notes would have been effectively subordinated to no indebtedness and approximately $3.6 million of other liabilities of the non-guarantor subsidiaries. The non-guarantor subsidiaries generated 1.6% of our consolidated net sales for the year ended December 31, 2004 and held 3.3% of our consolidated assets as of September 30, 2005. Also, under the terms of the indenture governing the notes, a guarantor that we dispose of, that we designate as an unrestricted subsidiary or that ceases to guarantee other indebtedness in excess of $5 million will cease to guarantee the notes.

We may not have the funds necessary to finance the change of control offer required by the indenture governing the notes.

Upon the occurrence of specified change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount plus accrued and unpaid interest. It its possible, however, that we will not have sufficient funds at the time of such change of control event to make the required repurchase of notes or that restrictions in our then-existing debt instruments will not allow such repurchases. Our failure to make the required repurchase of notes would constitute an event of default under the indenture governing the notes and could result in holders receiving substantially less than the principal amount of the notes.

There is no trading market for the notes and there may never be one.

The notes will be new securities for which there is no trading market. The underwriters have informed us that they currently intend to make a market in the notes. They are not obligated to do so, however, and any such market making may be discontinued by them at any time without notice. If the notes are traded after their original issuance, they may trade at a discount from their public offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors. To the extent that an active trading market for the notes does not develop, the liquidity and trading prices of the notes may be harmed. We do not currently intend to apply to list the notes on any securities exchange or public market or include the notes in any quotation system.

USE OF PROCEEDS

The net proceeds from the sale of the notes, after deducting underwriting discounts and commissions and fees and expenses related to the offering, are expected to be approximately $246 million. We intend to use the net proceeds from the offering, together with cash on hand ($123.3 million at September 30, 2005):

•	to redeem $180 million principal amount of our 8 3/4% Senior Notes due 2011 that we have called for redemption and to pay a premium estimated at $18 million in connection with such redemption, plus accrued and unpaid interest,

•	to redeem the remaining $67 million principal amount of our 8 3/4% Senior Notes due 2011 that we expect to call for redemption after the completion of this offering, and to pay a premium estimated at $7 million in connection with such redemption, plus accrued and unpaid interest,

•	to repay all borrowings outstanding under our senior secured term loan (approximately $9.3 million as of September 30, 2005), and

•	for general corporate purposes.

Pending the uses described above, we may use net proceeds from this offering to make short-term investments.

In July 2003, we issued $380 million in aggregate principal amount of 8 3/4% Senior Notes due 2011 and borrowed $120 million under our senior secured term loan due in 2010 in order to repay in full all outstanding amounts under our then-existing revolving credit facility, term loan and senior notes. Amounts outstanding under our senior secured term loan currently bear interest at either the Eurodollar Rate plus 2.25% or Bank of America’s prime rate plus 1.25%. As of September 30, 2005, amounts outstanding under the senior secured term loan bore interest at 6.15%.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2005 on an actual basis, and as adjusted to reflect the completion of this offering and the application of the net proceeds from this offering and cash on hand as described under “Use of Proceeds.” You should read this table in conjunction with “Summary—Summary Consolidated Financial, Operating and Industry Data” appearing elsewhere in this prospectus supplement, and the sections entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2004 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and our consolidated financial statements and related notes, which are incorporated by reference in this prospectus supplement.

	September 30, 2005
	Actual	As Adjusted
	(dollars in millions)
Cash and cash equivalents	$123.3	$88.0

Long-term debt, including current portion:
Senior secured revolving credit facility	$—	$—
Senior secured term loan	9.3	—
8 3/4% Senior Notes due 2011	247.0	—
% Senior Notes due 2016	—	250.0
Loan related to tax-exempt revenue bonds	10.9	10.9

Total long-term debt, including current portion	267.2	260.9

Stockholders’ equity(1)	922.0	904.5

Total capitalization	$1,189.2	$1,165.4

(1)	In connection with the redemption of the 8 3/4% Senior Notes due 2011, we will be required to pay a make-whole premium that we estimate will total approximately $25 million. We expect to incur an after-tax charge of approximately $17.5 million on the redemption as a result of the make-whole premium and the write-off of previously capitalized debt-issuance costs. The actual amount of the make-whole premium will vary based on the yield of U.S. Treasury notes used to determine the make-whole premium.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the words “Westlake,” “we,” “us” and “our” refer only to Westlake Chemical Corporation and not to any of its subsidiaries.

Westlake will issue the notes under an indenture among itself, the Guarantors and JPMorgan Chase Bank, National Association, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The Notes are a separate series of “senior debt securities” described in the accompanying prospectus, and this summary supplements that description.

The following description is a summary of the material provisions of the indenture. It does not restate this agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The Notes

The notes will be:

•	general unsecured obligations of Westlake;

•	pari passu in right of payment with all existing and future unsecured senior Indebtedness of Westlake;

•	senior in right of payment to any future subordinated Indebtedness of Westlake; and

•	unconditionally guaranteed by the Guarantors.

The Guarantees

Westlake’s payment obligations under the notes will be guaranteed by each of Westlake’s Domestic Subsidiaries that guarantees any other Indebtedness of Westlake or a Guarantor in excess of $5 million. Each of these Guarantees will be:

•	a general unsecured obligation of the Guarantor;

•	pari passu in right of payment with any existing and future unsecured senior Indebtedness of that Guarantor; and

•	senior in right of payment to any future subordinated Indebtedness of that Guarantor.

Not all of our subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, that non-guarantor subsidiary will pay the holders of its debt and its trade creditors before it will be able to distribute any of its assets to us. The non-guarantor subsidiaries generated 1.6% of our consolidated net sales for the year ended December 31, 2004 and held 3.3% of our consolidated assets as of September 30, 2005.

As of the date of the indenture, all of our Subsidiaries will be “Restricted Subsidiaries,” other than Westlake International Investment Corporation, whose sole asset is our interest in our China joint venture, and Westlake International Services Corporation, a Subsidiary which facilitates certain overseas activities. However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and

Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

Westlake will issue $250.0 million in aggregate principal amount of notes in this offering. Westlake may issue additional notes from time to time after this offering without the consent of the holders. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Westlake will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on January 15, 2016.

Interest on the notes will accrue at the rate of         % per annum and will be payable semi-annually in arrears on January 15 and July 15, commencing on July 15, 2006. Interest on overdue principal and interest will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. Westlake will make each interest payment to the holders of record on the immediately preceding January 1 and July 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes with an aggregate principal amount in excess of $1.0 million has given wire transfer instructions to Westlake, Westlake will pay all principal, interest and premium, if any, on that holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Westlake elects to make interest payments by check mailed to the noteholders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. Westlake may change the paying agent or registrar without prior notice to the holders of the notes, and Westlake or any of its Domestic Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes and other governmental charges due on transfer. Westlake is not required to transfer or exchange any note selected for redemption. Also, Westlake is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Guarantees

Westlake’s payment obligations under the notes will be guaranteed by each of Westlake’s current and future Domestic Subsidiaries which guarantees any other Indebtedness of Westlake or any other Guarantor in excess of $5 million. These Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent transfer or conveyance under applicable law. See “Risk Factors—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.”

The Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Westlake or a Restricted Subsidiary of Westlake, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) Westlake or a Subsidiary of Westlake, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3) if Westlake designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4) upon legal defeasance or satisfaction and discharge of the notes as provided in the accompanying prospectus under the caption “Description of Debt Securities—Defeasance and Discharge”; or

(5) at such time as such Guarantor ceases to guarantee any other Indebtedness of Westlake or a Guarantor in excess of $5 million.

See “—Repurchase at the Option of Holders—Asset Sales.”

Optional Redemption

At any time on or prior to January 15, 2009, Westlake may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of         % of the principal amount, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by Westlake and its Subsidiaries); and

(2) the redemption occurs within 60 days of the date of the closing of such Public Equity Offering.

At any time prior to January 15, 2011, Westlake may also redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, to the redemption date, subject to the rights of noteholders on the relevant record date to receive interest due on the relevant interest payment date.

Except pursuant to the preceding paragraphs, the notes will not be redeemable at Westlake’s option prior to January 15, 2011.

On or after January 15, 2011, Westlake may redeem all or a part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on January 15 of the years indicated below, subject to the rights of noteholders on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2011		%
2012		%
2013		%
2014 and thereafter	100.000%

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

Westlake will redeem notes only in principal amounts of $1,000 and integral multiples of $1,000. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. The notice of redemption will state whether the redemption is conditioned on any events and what such conditions are.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. Unless Westlake defaults in the payment of the redemption amount, on and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption

Westlake is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require Westlake to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Westlake will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest on the notes repurchased, to the date of purchase, subject to the rights of noteholders on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, Westlake will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

On the Change of Control Payment Date, Westlake will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Westlake.

The paying agent will promptly pay to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

The provisions described above requiring Westlake to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture, including those described below under “—Certain Covenants—Merger, Consolidation or Sale of Assets,” are applicable to the transaction. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Westlake repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Westlake will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Westlake and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Selection and Notice,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Westlake and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no established quantitative definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Westlake to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Westlake and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Westlake will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Westlake or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (as determined by Westlake’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee as to Asset Sales having a Fair Market Value of $50.0 million or greater) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by Westlake or such Restricted Subsidiary is in the form of cash or Cash Equivalents, publicly traded equity securities of a Person with a market capitalization (not held by Affiliates of such Person) of at least $500 million or a controlling interest in, or long-term assets used or useful in, a business engaged in a Permitted Business. For purposes of this provision, each of the following will also be deemed to be cash:

(a) any liabilities, as shown on its most recent balance sheet, of Westlake or such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Westlake or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by Westlake or any such Restricted Subsidiary from such transferee that are promptly, subject to ordinary settlement periods, converted or monetized by Westlake or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion or monetization; and

(c) any Capital Stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Westlake or the applicable Restricted Subsidiary, as the case may be, may apply those Net Proceeds, at its option, to any one or more of the following:

(1) to repay secured Indebtedness and other secured Obligations of Westlake and its Restricted Subsidiaries;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, any Person or division conducting a Permitted Business, if, in the case of any such acquisition of Capital Stock and after giving effect thereto, such Person will be a Restricted Subsidiary of Westlake (or enter into a binding commitment for any such acquisition); provided that such binding commitment shall be treated as a permitted application of Net Proceeds from the date of such commitment until and only until the earlier of (x) the date on which such acquisition is consummated and (y) the 180th day following the expiration of the aforementioned 360-day period. If the acquisition or expenditure contemplated by such binding commitment is not consummated on or before such 180th day and Westlake or such Restricted Subsidiary shall not have applied such Net Proceeds pursuant to clause (1), (3) or (4) of this paragraph on or before such 180th day, such commitment shall be deemed not to have been a permitted application of Net Proceeds;

(3) to make a capital expenditure; or

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business;

provided, however, that to the extent that the Asset Sale consists, directly or indirectly, of Domestic Assets, in order to qualify under any of the foregoing clauses (1) through (4), Westlake must apply such proceeds to acquire additional Domestic Assets, acquire assets located in the United States or a Person described in clause (2) above which will become a Domestic Subsidiary at the time it becomes a Restricted Subsidiary pursuant thereto, make domestic capital expenditures or repay Indebtedness that is an obligation of Westlake or a Guarantor.

Pending the final application of any Net Proceeds, Westlake may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” On the 361st day after the Asset Sale (or, at Westlake’s option, any earlier date), if the aggregate amount of Excess Proceeds exceeds $25.0 million, Westlake will make an Asset Sale Offer to all holders of notes and all holders of other Pari Passu Indebtedness in respect of which an offer to purchase is also required to purchase the maximum principal amount of notes and such other Pari Passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Westlake may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other Pari Passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other Pari Passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Westlake will comply with the provisions of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those provisions are applicable in connection with each repurchase of notes pursuant to a Change of Control Offer or an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control or Asset Sale provisions of the indenture, Westlake will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control or Asset Sale provisions of the indenture by virtue of such conflict.

Notwithstanding the provisions described in the immediately preceding paragraphs (other than the proviso to the second full paragraph of this section), Westlake and its Restricted Subsidiaries may consummate an Asset Sale without complying with such provisions if (i) at least 80% of the consideration for such Asset Sale is in the form of assets used or useful in a Permitted Business and (ii) such Asset Sale is for at least Fair Market Value.

The agreements governing Westlake’s other Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require Westlake to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on Westlake. In the event a Change of Control or Asset Sale occurs at a time when Westlake is prohibited from purchasing notes, Westlake could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Westlake does not obtain such consent or repay those borrowings, Westlake will remain prohibited from purchasing notes. In that case, Westlake’s failure to purchase tendered notes would constitute an Event of Default under the indenture which may, in turn, constitute a default under the other indebtedness. Finally, Westlake’s ability to pay cash to the holders of notes upon a repurchase may be limited by Westlake’s then existing financial resources. See “Risk Factors—We may not have the funds necessary to finance the change of control offer required by the indenture governing the notes.”

Certain Covenants

Covenant Suspension. During any period of time that (i) the notes are rated Investment Grade and (ii) no Default or Event of Default under the indenture shall have occurred and be continuing, Westlake and its Restricted Subsidiaries shall no longer be subject to the following sections:

•	“Restricted Payments,”

•	“Incurrence of Indebtedness and Issuance of Preferred Stock,”

•	“Repurchase at Option of Holders—Asset Sales,”

•	“Dividend and Other Payment Restrictions Affecting Subsidiaries,”

•	“Transactions with Affiliates,” and

•	clause (4) of “Merger, Consolidation or Sale of Assets” (collectively, the “Affected Covenants”).

In the event that Westlake and its Restricted Subsidiaries are not subject to the Affected Covenants for any period of time as a result of the preceding sentence and, subsequently, the notes are not rated Investment Grade, then Westlake and its Restricted Subsidiaries will thereafter be subject to the Affected Covenants and compliance with respect to Restricted Payments made after the time of a rating withdrawal or downgrade will be calculated in accordance with the provisions of the covenant described under “—Restricted Payments” as if such covenant had been in effect since the date of execution of the indenture.

Restricted Payments

Westlake will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other distribution on account of Westlake’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Westlake or any of its Restricted Subsidiaries) or to the direct or indirect holders of Westlake’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Westlake or to Westlake or a Restricted Subsidiary of Westlake);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Westlake) any Equity Interests of Westlake or any direct or indirect parent of Westlake;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of Westlake or any Guarantor that is contractually subordinated to the notes or any Guarantee (excluding any intercompany Indebtedness between or among Westlake and any of its Restricted Subsidiaries), except a payment of interest or principal at or after the Stated Maturity of such interest or principal; or

(4) make any Restricted Investment in an Unrestricted Subsidiary

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2) Westlake would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Westlake and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (7), (8), (9), (10), (11), (12) and (13) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Westlake for the period (taken as one accounting period) from October 1, 2003 to the end of Westlake’s most recently ended fiscal quarter for which financial statements are available in accordance with “—Reports” at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate proceeds (including the Fair Market Value of any non-cash consideration) received by Westlake since October 1, 2003 as a contribution to its common equity capital or by Westlake or any of its Restricted Subsidiaries from the issue or sale of Equity Interests of Westlake (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Westlake or any of its Restricted Subsidiaries that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Westlake), plus

(c) to the extent that any Restricted Investment that was made after October 1, 2003 is sold for cash or otherwise liquidated, repaid for cash or otherwise reduced, including by way of dividend, on or before the date of the indenture (or in the case of any Restricted Investment in any Unrestricted Subsidiary so designated after the date of the indenture, so sold, liquidated, repaid or otherwise reduced on or after the date of the indenture), the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

(d) to the extent that any Unrestricted Subsidiary of Westlake designated as such after the date of the indenture is redesignated as a Restricted Subsidiary, the Fair Market Value of Westlake’s Investment in such Subsidiary as of the date of such redesignation, plus

(e) 50% of the net reduction in Investments in Unrestricted Subsidiaries designated as such after the date of the indenture or Joint Ventures resulting from any dividends, repayment of loans or other transfer of assets received by Westlake or a Restricted Subsidiary of Westlake after October 1, 2003 from any such Unrestricted Subsidiary or a Joint Venture, to the extent that such dividends, repayments or transfers were not otherwise included in Consolidated Net Income of Westlake for such period.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent issuance or sale (other than to a Subsidiary of Westlake) of, Equity Interests of Westlake (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to Westlake; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of Indebtedness of Westlake or any Guarantor that is contractually subordinated to the notes or to any Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Westlake to Westlake or another Restricted Subsidiary, or the purchase, redemption, or other acquisition or retirement of any Equity Interests in a Restricted Subsidiary held by Westlake or another Restricted Subsidiary;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Westlake or any Restricted Subsidiary of Westlake held by any current or former officer, director or employee of Westlake or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar plan or agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any twelve-month period;

(6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of Westlake or any Restricted Subsidiary of Westlake issued on or after the date of the indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(8) distributions or payments of Receivables Fees;

(9) the repurchase of any Indebtedness of Westlake or any Guarantor that is contractually subordinated to the notes or to any Guarantee at a purchase price not greater than 101% of the principal amount thereof in the event of (x) a change of control pursuant to a provision no more favorable to the holders thereof than the provision described under “—Repurchase at the Option of the Holders—Change of Control” or (y) an Asset Sale (pursuant to a provision no more favorable to the holders thereof than the provision described under “—Repurchase at the Option of the Holders—Asset Sales”); provided that in each case, prior to such repurchase Westlake has made a Change of Control Offer or Asset Sale Offer, as applicable, and repurchased all notes that were validly tendered for payment in connection with such Change of Control Offer or Asset Sale Offer;

(10) the payment of dividends on common stock of Westlake at a rate not to exceed $.20 per share per quarter (such amount to be appropriately adjusted to reflect any stock split, reverse split, stock dividend or similar transaction made after the date of execution of the indenture so that the aggregate amount of dividends payable after such transaction is the same as the amount payable prior to such transaction);

(11) dividends or distributions on account of the Equity Interests of a Restricted Subsidiary made to its equity holders on either a pro rata basis or on a basis more favorable to either Westlake or a Restricted Subsidiary of Westlake;

(12) Investments in Unrestricted Subsidiaries; provided that, to the extent such Investment consists of the direct or indirect transfer or contribution of Domestic Assets (including, without limitation, (i) due to the designation of a Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of the indenture and (ii) the transfer of equity in a Restricted Subsidiary to the extent it and its Restricted Subsidiaries own Domestic Assets) (a “Domestic Investment”), the aggregate Fair Market Value at the time of Investment of all such Domestic Investments outstanding at any one time permitted by this clause (12) shall not exceed 10% of Total Assets; and

(13) other Restricted Payments in an aggregate amount not to exceed $100.0 million.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Westlake or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $50.0 million.

For purposes of this section, “substantially concurrent” shall be deemed to mean within at least 45 days.

Incurrence of Indebtedness and Issuance of Preferred Stock

Westlake will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Westlake will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Westlake may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock and the Restricted Subsidiaries may incur Indebtedness or issue preferred stock, if the Fixed Charge Coverage Ratio for Westlake’s most recently ended four full fiscal quarters for which financial statements are available in accordance with “—Reports” would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom and, in the case of Acquired Debt, giving pro forma effect to the applicable transaction related thereto), as if the additional Indebtedness had been incurred (and such transaction had occurred) or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Westlake or any Restricted Subsidiary of Indebtedness and letters of credit under (a) one or more Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1)(a) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Westlake and its Subsidiaries thereunder) not to exceed the greater of (x) $400.0 million or (y) the amount of the Borrowing Base of Westlake and its Domestic Subsidiaries as of the date of such incurrence and (b) one or more Term Loan Facilities in an aggregate principal amount at any one time outstanding under this clause 1(b) not to exceed $200.0 million;

(2) the incurrence by Westlake and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by Westlake and the Guarantors of Indebtedness represented by the notes and the related Guarantees to be issued pursuant to the indenture;

(4) the incurrence by Westlake or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used or usable in a Permitted Business, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $20.0 million at any time outstanding;

(5) the incurrence by Westlake or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refund, refinance, renew, defease or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (16) of this paragraph;

(6) the incurrence by Westlake or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Westlake and any of its Restricted Subsidiaries; provided, however, that:

(a) if Westlake or any Guarantor is the obligor on such Indebtedness and the payee is not Westlake or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of Westlake, or the Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Westlake or a Restricted Subsidiary of Westlake and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Westlake or a Restricted Subsidiary of Westlake will be deemed, in each case, to constitute an incurrence of such Indebtedness by Westlake or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of Westlake’s Restricted Subsidiaries to Westlake or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Westlake or a Restricted Subsidiary of Westlake; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either Westlake or a Restricted Subsidiary of Westlake;

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by Westlake or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business and not for speculative purposes;

(9) the guarantee by Westlake or any of its Restricted Subsidiaries of Indebtedness of Westlake or a Restricted Subsidiary of Westlake that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the guarantee shall be subordinated to the same extent as the Indebtedness guaranteed;

(10) the incurrence by Westlake or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims; self-insurance or similar obligations; the financing of insurance premiums; bankers’ acceptances; performance, appeal, bid completion, guarantee and surety bonds; or similar requirements (and, in all cases, letters of credit in respect thereof) in the ordinary course of business;

(11) the incurrence by Westlake or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(12) the incurrence by Foreign Subsidiaries of Indebtedness in an aggregate principal amount at any time outstanding pursuant to this clause (12), including all Permitted Refinancing Indebtedness incurred to refund, refinance, defease, renew, extend or replace Indebtedness incurred pursuant to this clause (12), not to exceed the greater of (i) $100.0 million or (ii) the amount of the Borrowing Base of the Foreign Subsidiaries of Westlake that are Restricted Subsidiaries as of the date of such incurrence;

(13) the incurrence by Westlake or a Restricted Subsidiary of Indebtedness arising from agreements of Westlake or such Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets or subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by Westlake or such Restricted Subsidiary in connection with such disposition;

(14) the incurrence by Westlake or a Restricted Subsidiary of Indebtedness consisting of take-or-pay obligations contained in supply agreements entered into in the ordinary course of business;

(15) the incurrence by Westlake of Indebtedness to any of its Subsidiaries incurred in connection with the purchase of accounts receivable and related assets by Westlake from any such Subsidiary which assets are subsequently conveyed by Westlake in connection with a Receivable Facility; and

(16) the incurrence by Westlake or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to extend, refund, refinance, renew, defease or replace any Indebtedness incurred pursuant to this clause (16), and the issuance by Westlake of any Disqualified Stock and by any Restricted Subsidiary of any additional preferred stock, not to exceed $100.0 million.

Westlake will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Pari Passu Indebtedness of Westlake or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Westlake solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Westlake will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Westlake as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Westlake or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

Liens

Westlake will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien, except Permitted Liens, to secure Indebtedness of any kind on any asset now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured (or, if such obligations are subordinated by their terms to the notes or the related Guarantees, prior to the obligations so secured) until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

Westlake will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Westlake or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Westlake or any of its Restricted Subsidiaries;

(2) make loans or advances to Westlake or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to Westlake or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture, the notes and the related Guarantees;

(3) applicable law, rule, regulation or order;

(4) any agreement or instrument governing Indebtedness or Capital Stock of a Person as in effect at the time of the acquisition by Westlake or any of its Restricted Subsidiaries of such Person or the properties or assets of such Person (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in contracts and leases entered into in the ordinary course of business;

(6) construction loans and purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property constructed, purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) any restriction under an agreement governing Indebtedness of a Foreign Subsidiary permitted under “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(11) provisions limiting or prohibiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of Westlake’s Board of Directors, which limitation or prohibition is applicable only to the assets that are the subject of such agreements;

(12) any agreement or instrument governing Indebtedness permitted to be incurred under the indenture, provided that the terms and conditions of any such restrictions and encumbrances, taken as a whole, are not materially more restrictive than those contained in the indenture, taken as a whole; and

(13) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

For purposes of determining compliance with this “Dividend and Other Payment Restrictions Affecting Subsidiaries” covenant, in the event that a restriction meets the criteria of more than one of the categories of permitted restrictions described in clauses (1) through (13) above, Westlake will be permitted to classify such restriction on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant.

Merger, Consolidation or Sale of Assets

Westlake may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Westlake is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Westlake and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) Westlake is the surviving or continuing Person; or (b) the Person formed by or surviving any such consolidation or merger (if other than Westlake) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a Person organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than Westlake) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Westlake under the notes and the indenture pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after giving effect to such transaction, no Default or Event of Default exists; and

(4) Westlake or the Person formed by or surviving any such consolidation or merger (if other than Westlake), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

In addition, Westlake may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(A) a merger or consolidation of Westlake with an Affiliate for the purpose of reincorporating or reorganizing Westlake in another jurisdiction;

(B) a merger or consolidation of Westlake with a Wholly Owned Restricted Subsidiary; provided that, in connection with any such merger or consolidation, no consideration, other than Equity Interests (other than Disqualified Stock) in the surviving or continuing Person or Westlake, shall be issued or distributed to the holders of Equity Interests of Westlake; and

(C) any sale, transfer, assignment, conveyance or other disposition of assets between or among Westlake and its Restricted Subsidiaries.

Transactions with Affiliates

Westlake will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Westlake (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Westlake or the relevant Restricted Subsidiary than those that might reasonably have been obtained in a comparable transaction by Westlake or such Restricted Subsidiary with an unrelated Person; and

(2) Westlake delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and such Affiliate Transaction been approved by a majority of the members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, (i) an opinion as to the fairness to Westlake or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing or (ii) with respect to assets classified, in accordance with GAAP, as property, plant or equipment, a written appraisal from a nationally recognized appraiser showing the assets have a Fair Market Value of not less than the consideration paid (provided that if the Fair Market Value determined by such appraiser is a range of values or otherwise inexact, the Board of Directors shall determine the exact Fair Market Value within such range).

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any fees, compensation and other payments paid to any officer or employee pursuant to any employment agreement, employee or director benefit plan, officer and director indemnification agreement or any similar arrangement entered into by Westlake or any of its Restricted Subsidiaries in the ordinary course of business;

(2) transactions between or among Westlake and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of Westlake) that is an Affiliate of Westlake solely because Westlake owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors’ fees to Persons who are not otherwise Affiliates of Westlake;

(5) any issuance of Equity Interests (other than Disqualified Stock) of Westlake to Affiliates of Westlake;

(6) Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments”;

(7) loans or advances to employees in the ordinary course of business not to exceed $5.0 million in the aggregate at any one time outstanding;

(8) sales (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) of accounts receivable, related assets and the provision of billing, collection and other services in connection therewith, in each case, to an Accounts Receivable Subsidiary in connection with any Receivables Facility;

(9) transactions pursuant to any contract or agreement in effect on the issue date, as the same may be amended, modified, extended or replaced from time to time, so long as any such contract or agreement as so amended, modified, extended or replaced is, taken as a whole, not materially less favorable to Westlake and its Restricted Subsidiaries than under those agreements in effect on the issue date;

(10) any transaction or series of transactions between Westlake or any Restricted Subsidiary and any of their Joint Ventures or any Unrestricted Subsidiary, provided that (a) such Affiliate Transaction complies with clause (1) of the initial paragraph above, and (b) with respect to any such Affiliate Transaction involving aggregate consideration in excess of $10.0 million, such Affiliate Transaction has been approved by the Board of Directors;

(11) transactions between Westlake or its Restricted Subsidiaries and any Person who becomes an Unrestricted Subsidiary or Joint Venture pursuant to agreements entered into before, and not in contemplation of, the consummation of any such transaction; and

(12) Permitted Investments.

Additional Guarantees

If, after the date of the indenture, any Domestic Subsidiary of Westlake that is not already a Guarantor (including, without limitation, any Domestic Subsidiary acquired or created after the date of the indenture)

guarantees any other Indebtedness in excess of $5 million of either of Westlake or a Guarantor, then in either case that Subsidiary will become a Guarantor by executing a supplemental indenture and delivering it to the trustee within 15 business days of the date on which it guaranteed or incurred such Indebtedness, as the case may be. Notwithstanding the preceding, any guarantee of a Domestic Subsidiary that was incurred pursuant to this paragraph as a result of a guarantee of any other Indebtedness in excess of $5 million shall provide by its terms that it shall be automatically and unconditionally released upon the release or discharge of the guarantee that resulted in the creation of such Domestic Subsidiary’s Guarantee, except a discharge or release by, or as a result of payment under, such Guarantee.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Westlake and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and, to the extent not otherwise permitted by the second paragraph under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by Westlake, will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments.” That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default. If a Restricted Subsidiary that is a Guarantor is designated an Unrestricted Subsidiary in accordance with the terms of this covenant, such Guarantee will be released.

Sale and Leaseback Transactions

Westlake will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Westlake or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1) Westlake or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens”;

(2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3) the transfer of assets in that sale and leaseback transaction is permitted by, and Westlake applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Accounts Receivable Facilities

Westlake or any of its Restricted Subsidiaries may sell (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) at any time and from time to time, accounts receivable and related assets to any Accounts Receivable Subsidiary; provided that the aggregate consideration received in each such sale is at least equal to the aggregate fair market value of the receivables sold.

Payments for Consent

Westlake will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid or agreed to be paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Westlake will file with the SEC (unless the SEC will not accept such a filing):

(1) all quarterly and annual reports required to be filed with the SEC on Forms 10-Q and 10-K; and

(2) all current reports required to be filed with the SEC on Form 8-K,

for public availability within the time periods specified in the rules and regulations applicable to such reports.

If, at any time Westlake is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Westlake will nevertheless continue filing the reports specified in the preceding paragraph with the SEC within the time periods specified above unless the SEC will not accept such a filing. Westlake agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If the SEC will not accept Westlake’s filings for any reason, Westlake will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if Westlake were required to file those reports with the SEC.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on the notes;

(2) default in payment when due of the principal of, or premium, if any, on the notes;

(3) failure by Westlake or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” or “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4) failure by Westlake or any Guarantor for 60 days after notice to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Westlake or any of its Significant Subsidiaries (or the payment of which is guaranteed by Westlake or any of its Significant Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $40.0 million or more and has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such maturity or acceleration;

(6) failure by Westlake or any of its Significant Subsidiaries to pay or otherwise discharge or stay final judgments aggregating in excess of $40.0 million, which are not covered by indemnities or third party insurance as to which the Person giving such indemnity or such insurer has not disclaimed coverage, for a period of 60 days after such judgments become final and non-appealable;

(7) except as permitted by the indenture, any Guarantee related to the notes shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Guarantee related to the notes; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to Westlake or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Westlake, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Westlake with the intention of avoiding payment of the premium that Westlake would have had to pay if Westlake then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to January 15, 2011, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Westlake with the intention of avoiding the prohibition on redemption of the notes prior to January 15, 2011, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

The preceding paragraph refers only to those times when Westlake, while solvent, voluntarily, knowingly, deliberately or intentionally avoids payment of the premium referred to above and is not intended to encompass those situations in which such a payment of premium would render Westlake insolvent or force a bankruptcy, liquidation or reorganization of Westlake, or where non-payment is a result of financial distress or adverse financial condition.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Westlake or any Guarantor, as such, will have any liability for any obligations of Westlake or the Guarantors under the notes, the indenture or the related Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Additional Information

Anyone who receives this prospectus supplement may obtain a copy of the indenture without charge by writing to Westlake Chemical Corporation, 2801 Post Oak Boulevard, Houston, Texas, 77056, Attention: Investor Relations.

Book-Entry, Delivery and Form

Notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. Notes will be issued at the closing of this offering only against payment in immediately available funds.

The Notes initially will be represented by one or more notes in registered, global form without interest coupons (the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a director or indirect participant in DTC as described below.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the DTC and are subject to changes by them from time to time. Westlake and the Guarantors take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

Upon the issuance of the Global Notes, DTC will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Notes to the accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants), and the records of participants (with respect to interest of persons other than participants).

As long as DTC, or its nominee, is the registered holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the notes represented by such Global Note for all purposes under the indenture and the notes. Except in limited circumstances, owners of beneficial interests in a Global Note will not be entitled to have any portions of such Global Note registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered the owners or holders of the Global Note (or any notes presented thereby), under the indenture or the notes. In addition, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s applicable procedures (in addition to those under the indenture referred to herein). In the event that owners of beneficial interests in a Global Note become entitled to receive notes in certificated form, such notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof.

The laws of some states require that certain persons take physical delivery in certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take action in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Payments of the principal of and any premium and interest on Global Notes will be made to DTC or its nominee as the registered owner thereof. Neither Westlake, the trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Beneficial interests in the Global Notes will trade in DTC’s Same-Day Funds Settlement System, and secondary market trading activity in such interests will therefore settle in immediately available funds. Westlake expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note representing any notes held by it or its nominee, will immediately credit participants’ accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of such Global Notes for such notes as shown on the records of DTC or its nominee. Westlake also expects that payments by participants to owners of beneficial interests in such Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised Westlake that it will take any action permitted to be taken by a holder of notes, only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default (as defined below), under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its participants.

DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Westlake, the trustee nor any of their respective agents will have any responsibility for the performance by DTC, their participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

Same-Day Settlement and Payment

Westlake will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest), by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds.

Governing Law

New York law will govern the indenture, the notes and the related Guarantees.

Other

Westlake will make all payments on the notes without withholding or deducting any taxes or other governmental charges imposed by a United States jurisdiction, unless it is required to do so by applicable law. If Westlake is required to withhold taxes, it will not pay any additional, or gross up, amounts with respect to the withholding or deduction.

Westlake may at any time purchase notes on the open market or otherwise at any price. Westlake will surrender all notes that it redeems or purchase to the trustee for cancellation, and may not reissue or resell any of these notes.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Accounts Receivable Subsidiary” means any Wholly Owned Subsidiary of Westlake (i) which is formed solely for the purpose of, and which engages in no substantial activities other than activities in connection with, financing accounts receivable of Westlake and/or its Restricted Subsidiaries, (ii) which is designated by Westlake as an Accounts Receivables Subsidiary pursuant to an officers’ certificate delivered to the trustee, (iii) no portion of Indebtedness or any other obligation (contingent or otherwise) of which is at any time recourse to or obligates Westlake or any Restricted Subsidiary in any way, or subjects any property or asset of Westlake or any Restricted

Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to (1) representations, warranties and covenants (or, any indemnity with respect to such representations, warranties and covenants) entered into in the ordinary course of business in connection with the sale (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) of accounts receivable to such Accounts Receivable Subsidiary or (2) any Guarantee of any such accounts receivable financing by Westlake or any Restricted Subsidiary that is permitted to be incurred pursuant to the covenants described under the caption entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Restricted Payments,” (iv) with which neither Westlake nor any Restricted Subsidiary has any contract, agreement, arrangement or understanding other than contracts, agreements, arrangements and understandings entered into in the ordinary course of business in connection with the sale (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) of accounts receivable in accordance with the covenant described under the caption “—Certain Covenants—Accounts Receivable Facilities” and fees payable in the ordinary course of business in connection with servicing accounts receivable and (v) with respect to which neither Westlake nor any Restricted Subsidiary has any obligation (a) to subscribe for additional Equity Interests therein or make any additional capital contribution or similar payment or transfer thereto other than in connection with the sale (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) of accounts receivable to such Accounts Receivable Subsidiary in accordance with the covenant described under “—Certain Covenants—Accounts Receivable Facilities” or (b) to maintain or preserve the solvency, any balance sheet term, financial condition, level of income or results of operations thereof.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien that, at the time of acquisition of an asset by such specified Person, encumbers such asset.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the note; or

(2) the excess, if any, of:

(a) the present value on such redemption date of (i) the redemption price of the note at January 15, 2011 (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the note through January 15, 2011 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the note.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition (other than the creation of a Lien) of any assets or rights; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Westlake and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of Westlake’s Restricted Subsidiaries or the sale by Westlake or any Restricted Subsidiary of Equity Interests in any of its Subsidiaries or Joint Ventures.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions for which Westlake or its Restricted Subsidiaries receive aggregate consideration of less than $25.0 million;

(2) a transfer of assets between or among Westlake and/or its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to Westlake or to a Restricted Subsidiary of Westlake;

(4) the sale or lease of products, services, accounts receivable, rolling stock, barges, pipeline capacity or chemical products in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) a sale (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) of accounts receivable and/or related assets to an Accounts Receivable Subsidiary in connection with any Receivables Facility;

(6) the sale or other disposition of cash or Cash Equivalents; or

(7) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or any Investment.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d) (3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means, as of any date, an amount equal to:

(1) 80% of the face amount of all accounts receivable owned by Westlake and its Domestic Subsidiaries or by its Foreign Subsidiaries that are Restricted Subsidiaries, as the case may be, as of the end of the most recent fiscal quarter preceding such date that were not more than 90 days past due; plus

(2) 60% of the book value of all inventory owned by Westlake and its Domestic Subsidiaries or by its Foreign Subsidiaries that are Restricted Subsidiaries, as the case may be, as of the end of the most recent fiscal quarter preceding such date.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and in each case maturing within nine months after the date of acquisition;

(5) investments in any U.S. dollar denominated money market fund as defined by Rule 2a-7 under the Investment Company Act of 1940;

(6) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clauses (2) and (3) above (without regard to the limitation on maturity contained in such clause) and entered into with a financial institution satisfying the criteria described in clause (3) above;

(7) marketable direct obligations issued by any U.S. corporation, state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having a rating of no lower than single A from either S&P or Moody’s;

(8) auction rate preferred stocks, whether taxable, tax-exempt or DRD, issued by a domestic or foreign corporation, a domestic or foreign bank, or closed-end municipal or taxable bond fund, that reset periodically through a modified “Dutch” auction, the frequency of auctions of which allows for classification as short term investment, available for sale, at the time of acquisition, having a rating of no lower than triple A from either S&P or Moody’s;

(9) floating rate, variable rate and auction rate bonds, whether taxable or tax-exempt, issued by municipalities, states, state agencies, political subdivision of states or any public instrumentality thereof, that reset periodically through a modified “Dutch” auction, the frequency of auctions of which allows for classification as short term investment available for sale thereof and, at the time of acquisition, having a rating of no lower than triple A from either S&P or Moody’s; and

(10) investments in bond funds which are triple A rated by either S&P or Moody’s which maintain a dollar weighted average portfolio maturity or not more than three years and a dollar weighted average duration not exceeding two years.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Westlake and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2) the adoption of a plan relating to the liquidation or dissolution of Westlake;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than the Principals and their Related Parties becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Westlake, measured by voting power rather than number of shares, other than in any transaction that complies with clause (4) below;

(4) Westlake consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Westlake, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Westlake or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Westlake outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance); or

(5) the first day on which a majority of the members of the Board of Directors of Westlake are not Continuing Directors.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale or other asset disposition, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) any non-recurring charges relating to any premium or penalty paid, write-off of deferred financing costs or other financial recapitalization charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity to the extent such losses were deducted in computing such Consolidated Net Income; plus

(3) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period (including any provision for taxes on the Net Income of any Joint Venture that is a pass-through entity for federal income tax purposes, to the extent such taxes are paid or payable by such Person or any of its Restricted Subsidiaries, provided, however, that such provision for taxes shall only be equal to such Person’s proportional share in the Joint Venture), to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(4) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(5) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period but including any unrealized non-cash losses resulting from foreign currency balance sheet adjustments required by GAAP to the extent such losses were deducted in computing Consolidated Net Income) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(6) other non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business;

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of Westlake will be added to Consolidated Net Income to compute Consolidated Cash Flow of Westlake only to the extent that a corresponding amount would be permitted at the date of determination to be distributed as a dividend to Westlake by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders; and

(3) the cumulative effect of a change in accounting principles will be excluded.

“Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Stock of such Person.

“Consolidated Net Tangible Assets” of any Person means the aggregate amount of assets of such Person (less applicable reserves and other properly deductible items) after deducting therefrom (to the extent otherwise included therein) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the books and records of the Person and its Restricted Subsidiaries on a consolidated basis and in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Westlake who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected or appointed to such Board of Directors with the approval of, or whose nomination for election by the stockholders was approved by, a majority of the Continuing Directors who were members of such Board at the time of such nomination, appointment or election.

“Credit Agreement” means the senior secured revolving credit agreement among Westlake, the guarantors named therein, Bank of America, N.A., Banc of America Securities LLC and the lenders named therein providing for a revolving credit facility, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement and any Receivable Facility) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to Accounts Receivable Subsidiaries) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time, whether or not with the same lenders or agents.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Westlake to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Westlake may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Westlake and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Assets” means plants, property and equipment of a Domestic Subsidiary.

“Domestic Subsidiary” means any Restricted Subsidiary of Westlake that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Existing Indebtedness” means the Indebtedness of Westlake and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, including all reimbursement obligations with respect to letters of credit outstanding as of that date, in each case until such amounts are repaid.

“Fair Market Value” means the price that could be negotiated in an arm’s-length transaction between a willing buyer and a willing seller not involving distress or necessity of either party, determined in good faith by the Board of Directors of Westlake (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means, with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period;

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months); and

(7) interest income reasonably anticipated by such Person to be received during the applicable four-quarter period from cash or Cash Equivalents held by such Person or any Restricted Subsidiary of such Person, which cash or Cash Equivalents exist on the Calculation Date or will exist as a result of the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio may be added on a pro forma basis to net income for such period.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest accruing on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Westlake (other than Disqualified Stock) or to Westlake or a Restricted Subsidiary of Westlake, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

However, interest payments on Indebtedness of a Joint Venture shall, in each case, not be deemed Fixed Charges of Westlake or any Restricted Subsidiary as of any date of determination when such Indebtedness is not considered Indebtedness of Westlake or any Restricted Subsidiary.

“Foreign Subsidiary” means any Subsidiary that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“General Partner” means a Restricted Subsidiary of Westlake or any of its Restricted Subsidiaries that has no assets and conducts no operations other than its ownership of a general partnership interest in a Joint Venture.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements (other than with respect to the obligations of a Joint Venture, solely by virtue of a Restricted Subsidiary being the General Partner of such Joint Venture if, as of the date of determination, no payment on such Indebtedness has been made by such General Partner of such Joint Venture and such arrangement would not be classified and accounted for, in accordance with GAAP, as a liability on a consolidated balance sheet of Westlake), or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means each of:

(1) each of the Subsidiaries of Westlake listed on schedule A to the indenture; and

(2) any other Subsidiary that executes a Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates, currency values or commodity prices.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property due more than six months after such property is acquired; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) (other than a Limited Recourse Stock Pledge) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

“Investment Grade” means a rating of (i) Baa3 or better by Moody’s or BBB- or better by S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of Westlake, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by Westlake as a replacement agency) and (ii) the equivalent investment grade credit rating from another “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act (including, for the avoidance of doubt, S&P if the agency referred to in clause (i) is Moody’s, or vice versa).

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commissions, loans, fees, compensation and advances to officers, directors and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. “Investment” excludes trade credit and accounts receivable in the ordinary course of business and reimbursement obligations in respect of letters of credit and tender, bid, performance, government contract, surety and appeal bonds, in each case solely with respect to obligations of Westlake or any of its Restricted Subsidiaries. If Westlake or any Restricted Subsidiary of Westlake sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Westlake such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Westlake, Westlake will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Westlake’s Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the penultimate paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by Westlake or any Restricted Subsidiary of Westlake of a Person that holds an Investment in a third Person will be deemed to be an Investment by Westlake or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market

Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the penultimate paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Joint Venture” means any joint venture between Westlake and/or any Restricted Subsidiary and any other Person, if such joint venture is owned 50% or less by Westlake and/or any of its Restricted Subsidiaries.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Limited Recourse Stock Pledge” means the pledge of Equity Interests in any Joint Venture or any Unrestricted Subsidiary to secure Non-Recourse Debt of such Joint Venture or Unrestricted Subsidiary, which pledge is made by a Restricted Subsidiary of Westlake, the activities of which are limited to making and managing Investments, and owning Equity Interests, in such Joint Venture or Unrestricted Subsidiary, but only for so long as its activities are so limited.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss realized in connection with: (a) any Asset Sale or any disposition pursuant to a sale and leaseback transaction; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss or revenue or expense, together with any related provision for taxes on such extraordinary gain or loss or revenue or expense.

“Net Proceeds” means the aggregate cash proceeds received by Westlake or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, (2) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (3) amounts required to be paid to holders of minority interests in Restricted Subsidiaries or Joint Ventures as a result of such Asset Sale, (4) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, or which must by the terms of such Lien or by applicable law be repaid out of the proceeds of such Asset Sale, (5) all payments made with respect to liabilities directly associated with the assets which are the subject of the Asset Sale, including, without limitation, trade payables and other accrued liabilities, and (6) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Westlake nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Westlake or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Westlake or any of its Restricted Subsidiaries, other than the Equity Interests of a Joint Venture that is not a Restricted Subsidiary or of an Unrestricted Subsidiary pledged by Westlake or any of its Restricted Subsidiaries as a Limited Recourse Stock Pledge.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Pari Passu Indebtedness” means, in the case of the notes, any senior Indebtedness of Westlake and, in the case of the Guarantees, any senior Indebtedness of the guarantor thereof, including, in each case, Indebtedness and other Obligations outstanding under a Credit Facility.

“Permitted Business” means the petrochemical, chemicals, and vinyls or plastic fabrications business and any other businesses related, incidental, complementary or ancillary thereto.

“Permitted Investments” means:

(1) any Investment in Westlake or in a Restricted Subsidiary of Westlake;

(2) any Investment in Cash Equivalents;

(3) any Investment by Westlake or any Restricted Subsidiary of Westlake in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Westlake; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Westlake or a Restricted Subsidiary of Westlake;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5) any acquisition of assets or Capital Stock solely in exchange for the, or out of the net cash proceeds of a substantially concurrent (but no longer than 45 days) issuance of Equity Interests (other than Disqualified Stock) of Westlake;

(6) any Investments received in settlement, compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of Westlake or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7) Investments represented by Hedging Obligations;

(8) loans or advances to employees made in the ordinary course of business of Westlake or the Restricted Subsidiary of Westlake in an aggregate principal amount not to exceed $5.0 million at any one time outstanding;

(9) Investments in an Accounts Receivable Subsidiary that, as conclusively determined by the Board of Directors of Westlake, are necessary or advisable to effect a Receivables Facility;

(10) Limited Recourse Stock Pledges;

(11) additional Investments in a Subsidiary of Westlake holding an interest in Suzhou Huasu Plastics Co. Ltd. in an aggregate amount not to exceed $25 million in the aggregate;

(12) repurchases of the notes;

(13) Investments in Joint Ventures or any Persons that, as a result of such an Investment, become Joint Ventures; and

(14) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (14) that are at the time outstanding not to exceed the greater of (i) $50.0 million and (ii) 5% of the Consolidated Net Tangible Assets of Westlake.

“Permitted Liens” means:

(1) Liens securing Hedging Obligations related to Indebtedness permitted to be incurred by the terms of the indenture;

(2) Liens in favor of Westlake or any Guarantor;

(3) Liens on property of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged with or into or consolidated with Westlake or any Restricted Subsidiary of Westlake; provided that such Liens were in existence prior to the contemplation of such acquisition, merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Westlake or the Subsidiary or that becomes a Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by Westlake or any Restricted Subsidiary of Westlake, provided that such Liens were in existence prior to, and not incurred in contemplation of, such acquisition;

(5) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness (including during any period the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” is suspended, as though such covenant was still in effect);

(6) Liens existing on the date of the indenture;

(7) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(8) Liens created for the benefit of (or to secure) the notes (or Guarantees of the notes);

(9) Liens securing reimbursement obligations with respect to commercial letters of credit obtained in the ordinary course of business, consistent with past practices, which encumber documents and other property or assets relating to such letters of credit and products and proceeds thereof;

(10) Liens incurred or assumed in connection with the issuance of revenue bonds the interest on which is exempt from federal income taxation pursuant to Section 103(b) of the Internal Revenue Code, including, without limitation, liens as a cash collateral account securing existing reimbursement obligations with respect to a letter of credit issued pursuant thereto;

(11) customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to any indenture, escrow agreement or similar agreement establishing a trust or escrow arrangement;

(12) Liens on assets of Westlake or any Restricted Subsidiary arising as a result of a sale and leaseback transaction with respect to such assets; provided that the proceeds from such sale and leaseback transaction are applied to the repayment of Indebtedness or acquisition of assets or the making of capital expenditures pursuant to the covenant described above under the caption “—Repurchase at Option of Holders—Asset Sales”;

(13) Liens on accounts receivable and related property deemed to arise in connection with any Receivables Facility;

(14) the interest of a lessor or licensor under an operating lease or license under which Westlake or any of its Restricted Subsidiaries are lessee, sublessee, or licensee, including protective financing statement filings;

(15) Limited Recourse Stock Pledges;

(16) Liens encumbering customary initial deposits and margin deposits, netting provisions and setoff rights, in each case securing Indebtedness under Hedging Obligations;

(17) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancings, refunding, extension, renewal or replacement;

(18) Liens securing Indebtedness incurred pursuant to clause (1) and (12) of the definition of Permitted Debt (including during any period the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” is suspended, as though such covenant was still in effect);

(19) Liens securing senior Indebtedness of Westlake or any Restricted Subsidiary in an aggregate principal amount at the time of incurrence thereof not to exceed 10% of Tangible Assets;

(20) Liens on cash used to make a defeasance of Indebtedness permitted by the agreements governing such Indebtedness;

(21) Liens securing Indebtedness of Foreign Subsidiaries; and

(22) Liens with respect to obligations that do not exceed $100.0 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of Westlake or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Westlake or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or initial accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount outstanding, or in the case of a revolving line of credit, available (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes or the related Guarantees, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes or the Guarantees, as applicable, on subordination terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by Westlake or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means the descendants of T.T. Chao, including by adoption, and the spouses of any such individuals.

“Public Equity Offering” means any underwritten public equity offering of common stock of Westlake yielding gross proceeds to the issuer (from sources other than a Subsidiary of Westlake) of at least $25.0 million.

“Receivables Facilities” means one or more receivables financing facilities or arrangements, as amended from time to time, pursuant to which Westlake or any of its Restricted Subsidiaries sells (including a sale in exchange for a promissory note of or Equity Interest in an Accounts Receivable Subsidiary) its accounts receivable, related assets and the provision of billing, collection and other services in connection therewith, in each case to an Accounts Receivable Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and other fees paid to a Person that is not Westlake or a Restricted Subsidiary in connection with, any Receivables Facility.

“Related Party” means:

(1) any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

(2) any Person, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a 50% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary. Unless the context otherwise requires, each reference to a “Restricted Subsidiary” shall refer to a Subsidiary of Westlake.

“S&P” means Standard & Poor’s Ratings Services.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Tangible Assets” means the total consolidated assets, less goodwill and intangibles, of Westlake and its Restricted Subsidiaries, as determined in accordance with GAAP at the end of the most recent fiscal quarter for which financial statements are available in accordance with “—Reports.”

“Term Loan Facilities” means one or more facilities that make available term loan borrowings.

“Total Assets” means, as of any determination date, the total assets of Westlake and its consolidated Subsidiaries, as determined in accordance with GAAP at the end of the most recent fiscal quarter for which financial statements are available in accordance with “—Reports.”

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to January 15, 2011; provided, however, that if the period from the redemption date to January 15, 2011, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means (i) any Accounts Receivable Subsidiary, (ii) unless and until designated a Restricted Subsidiary in accordance with the terms of the indenture, Westlake International Investment Corporation and Westlake International Services Corporation, (iii) any Subsidiary of an Unrestricted Subsidiary and (iv) any other Subsidiary of Westlake that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with Westlake or any Restricted Subsidiary of Westlake unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Westlake or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Westlake;

(3) is a Person with respect to which neither Westlake nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Westlake or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of Westlake as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary designated after the date of the indenture would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Westlake as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” Westlake will be in default of such covenant. The Board of Directors of Westlake may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Westlake of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation. In the case of any designation by Westlake of a Person as an Unrestricted Subsidiary on the first day that such Person is a Subsidiary of Westlake in accordance with the terms of the indentures, such designation shall be deemed to have occurred for all purposes of the indenture simultaneously with, and automatically upon, such Person becoming a Subsidiary of Westlake.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person or by one or more Wholly-Owned Restricted Subsidiaries of such Person and one or more Wholly-Owned Restricted Subsidiaries of such Person.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement between us and the Underwriters, the Underwriters named below have agreed to purchase from us, severally and not jointly, the following respective principal amounts of notes offered by this prospectus supplement at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Underwriter	Principal Amount of Notes
Deutsche Bank Securities Inc.	$
Banc of America Securities LLC
J.P. Morgan Securities Inc.
Credit Suisse First Boston LLC

Total		$250,000,000

The underwriting agreement provides that the obligations of the Underwriters are subject to certain conditions precedent. The underwriting agreement provides that the Underwriters will purchase all of the notes if any of them are purchased.

We have been advised by the Underwriters that the Underwriters propose to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of     % of the principal amount of the notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of     % of the principal amount of the notes to certain other dealers. After commencement of the offering, the offering price and other selling terms may be changed by the Underwriters.

The notes are not listed on any securities exchange or included in any quotation system. The Underwriters have advised us that they currently intend to make a market in the notes. However, the Underwriters are not obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

We have agreed to indemnify the Underwriters and certain controlling persons against certain liabilities, including liabilities under the Securities Act.

The Underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the notes at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. A stabilizing bid is a bid for the purchase of notes on behalf of the Underwriters for the purpose of fixing or maintaining the price of the notes. A syndicate covering transaction is the bid for or the purchase of notes on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A penalty bid is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the notes originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member. The Underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The Underwriters have advised us that they do not intend to confirm sales to any account over which any of them exercises discretionary authority.

The Underwriters and their predecessors and affiliates have from time to time provided, and expect to continue to provide, investment banking, commercial banking and advisory services to us for customary fees. In addition, an affiliate of Banc of America Securities LLC is the administrative agent and a lender, and an affiliate of each of Deutsche Bank Securities Inc. and Credit Suisse First Boston LLC is a lender, under our senior secured revolving credit facility; and an affiliate of J.P. Morgan Securities Inc. is the trustee under the indenture governing the 8 3/4% Senior Notes due 2011 and will be the trustee under the indenture governing the notes.

LEGAL MATTERS

Certain legal matters in connection with the offering of the notes will be passed upon for us by Baker Botts L.L.P., Houston, Texas and will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1850, Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus supplement is part of a registration statement we have filed with the SEC. As permitted by SEC rules, this prospectus supplement does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Web site.

We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2004;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2005; and

•	our current reports on Form 8-K filed on September 15, 2005 and November 29, 2005.

You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

Westlake Chemical Corporation

2801 Post Oak Boulevard, Suite 600

Houston, Texas 77056

Attention: Investor Relations

Telephone: (713) 960-9111

Prospectus

Westlake Chemical Corporation

Debt Securities

Preferred Stock

Common Stock

Warrants

We may issue and sell from time to time securities for a total offering price aggregating up to $750,000,000, and TTWF LP, our principal stockholder in which three of our directors have indirect ownership interests, may sell from time to time up to 10,000,000 shares of our common stock. We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. Our common stock is listed on the New York Stock Exchange under the symbol “WLK.”

Investing in our securities involves risk. You should carefully consider the risk factors described under “ Risk Factors” beginning on page 4 of this prospectus before you make any investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 19, 2005.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Using this process, we and the selling stockholder may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered. Each time securities are sold pursuant to this prospectus, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement together with the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

You should rely only on the information we have provided or incorporated by reference in this prospectus, the prospectus supplement and any pricing supplement. Neither we nor the selling stockholder have authorized any person, including any salesman or broker, to provide you with additional or different information. We and the selling stockholder are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus, the accompanying prospectus supplement and any pricing supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

ABOUT WESTLAKE CHEMICAL CORPORATION

We are a vertically integrated manufacturer and marketer of basic chemicals, vinyls, polymers and fabricated products. Our products include some of the most widely used chemicals in the world, which are fundamental to many diverse consumer and industrial markets, including flexible and rigid packaging, automotive products, coatings, residential and commercial construction as well as other durable and non-durable goods. We operate in two principal business segments, Olefins and Vinyls, and we are one of the few North American integrated producers of vinyls with substantial downstream integration into polyvinyl chloride, or PVC, fabricated products.

We began operations in 1986 after the Chao family acquired our first polyethylene plant, an Olefins segment business, near Lake Charles, Louisiana from Occidental Petroleum Corporation. We began our vinyls operations in 1990 with the acquisition of a vinyl chloride monomer, or VCM, plant in Calvert City, Kentucky from the Goodrich Corporation. In 1992, we commenced our Vinyls segment fabricated products operations after acquiring three PVC pipe plants. Since 1986, we have grown rapidly into an integrated producer of petrochemicals, polymers and fabricated products. We achieved this by acquiring 19 plants, constructing six new plants (including our joint venture in China) and completing numerous capacity or production line expansions.

We benefit from highly integrated production facilities that allow us to process raw materials into higher value-added chemicals and fabricated products. We have 9.2 billion pounds per year of active aggregate production capacity at 14 manufacturing sites in North America. We also have a 43% interest in a joint venture in China that operates a vinyls plant.

We are a Delaware corporation with our principal executive offices located at 2801 Post Oak Boulevard, Suite 600, Houston, Texas 77056. Our telephone number at such address is (713) 960-9111.

THE SUBSIDIARY GUARANTORS

One or more of our subsidiaries Geismar Holdings, Inc., GVGP, Inc., North American Bristol Corporation, North American Pipe Corporation, North American Profiles, Inc., Van Buren Pipe Corporation, Westech Building Products, Inc., Westlake Chemical Holdings, Inc., Westlake Chemical Investments, Inc., Westlake Chemical Manufacturing, Inc., Westlake Chemical Products, Inc., Westlake Development Corporation, Westlake International Corporation, Westlake Management Services, Inc., Westlake Olefins Corporation, Westlake NG I Corporation, Westlake NG II Corporation, Westlake Petrochemicals LP, Westlake Polymers LP, Westlake PVC Corporation, Westlake Resources Corporation, Westlake Styrene LP, Westlake Vinyl Corporation, Westlake Vinyls Company LP, Westlake Vinyls, Inc. and WPT LP may fully and unconditionally guarantee any series of debt securities offered by this prospectus, as set forth in a related prospectus supplement. These subsidiaries are sometimes referred to in this prospectus as possible Subsidiary Guarantors. The term “Subsidiary Guarantors” with respect to a series of debt securities refers to those subsidiaries listed above that guarantee that series of debt securities. The applicable prospectus supplement will name the Subsidiary Guarantors, if any, for that series of debt securities and will describe the terms of the guarantee by the Subsidiary Guarantors.

RISK FACTORS

You should carefully consider each of the following risks and all of the information set forth or incorporated by reference in this prospectus, including the risks described in our Annual Report on Form 10-K for the year ended December 31, 2004 in “Item 1. Business—Risk Factors” and any other documents we file with the SEC that are incorporated by reference in this prospectus, before investing in our securities.

Risks Related to our Principal Stockholder

We will be controlled by our principal stockholder, TTWF LP, and its affiliates as long as they own a majority of our outstanding common stock, and our other stockholders will be unable to affect the outcome of stockholder voting during that time.

As long as TTWF LP, which as of the date of this prospectus owns approximately 79% of our outstanding common stock (the “principal stockholder” or the “selling stockholder”), and its affiliates own, directly or indirectly, a majority of our outstanding common stock, they will be able to exert significant control over us, including the ability to elect our entire board of directors. Our other stockholders, by themselves, will not be able to affect the outcome of any stockholder vote. As a result, the principal stockholder, subject to any fiduciary duty owed to our minority stockholders under Delaware law, will be able to control all matters affecting us, including:

•	the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

•	the determination of incentive compensation, which may affect our ability to retain key employees;

•	the allocation of business opportunities between the principal stockholder, or any successor thereof, any partner thereof, any person or entity that is controlled by the principal stockholder, controls the principal stockholder or is under common control with the principal stockholder (other than us and any entity that is controlled by us) and any director, employee or equity owner of any of the foregoing entities (collectively, the “Principal Stockholder Affiliates”), and us;

•	any determinations with respect to mergers or other business combinations;

•	our acquisition or disposition of assets;

•	our financing decisions and our capital raising activities;

•	the payment of dividends on our common stock;

•	amendments to our amended and restated certificate of incorporation or amended and restated bylaws; and

•	determinations with respect to our tax returns.

The principal stockholder is generally not prohibited from selling a controlling interest in us to a third party. Because we have elected not to be subject to Section 203 of the General Corporation Law of the State of Delaware, the principal stockholder, as a controlling stockholder, may find it easier to sell its controlling interest to a third party than if we had not taken such actions. See “Description of Capital Stock—Delaware Business Combination Statute” for a description of Section 203 and the potential positive and negative consequences, depending on the circumstances, of electing not to be subject to it.

Our interests may conflict with those of the Principal Stockholder Affiliates with respect to our past and ongoing business relationships, and because of the principal stockholder’s controlling ownership, we may not be able to resolve these conflicts on terms commensurate with those possible in arms-length transactions.

Our interests may conflict with those of the Principal Stockholder Affiliates in a number of areas relating to our past and ongoing relationships, including:

•	the solicitation and hiring of employees from each other;

•	the timing and manner of any sales or distributions by the principal stockholder of all or any portion of its ownership interest in us;

•	agreements with the Principal Stockholder Affiliates relating to corporate services that may be material to our business;

•	business opportunities that may be presented to the Principal Stockholder Affiliates and to our officers and directors associated with the Principal Stockholder Affiliates;

•	competition between Principal Stockholder Affiliates and us within the same lines of business; and

•	our dividend policy.

We may not be able to resolve any potential conflicts with the Principal Stockholder Affiliates, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. Our amended and restated certificate of incorporation provides that the Principal Stockholder Affiliates have no duty to refrain from engaging in activities or lines of business similar to ours and that the Principal Stockholder Affiliates will not be liable to us or our stockholders for failing to present specified corporate opportunities to us. See “Description of Capital Stock—Transactions and Corporate Opportunities.”

Transfers of our common stock by the principal stockholder could adversely affect the rights of our stockholders and cause our stock price to decline.

The principal stockholder will be permitted to transfer a controlling interest in us without allowing our other stockholders to participate or realize a premium for their shares of common stock. A sale of a controlling interest to a third party may adversely affect the market price of our common stock and our business and results of operations because the change in control may result in a change of management decisions and business policy.

Risks Related to the Common Stock

Substantial sales of our common stock by the principal stockholder or us could cause our stock price to decline and issuances by us may dilute our stockholders’ ownership interest in our company.

We are unable to predict whether significant amounts of our common stock will be sold by the principal stockholder. Any sales of substantial amounts of our common stock in the public market by the principal stockholder or us, or the perception that these sales might occur, could lower the market price of our common stock. Further, if we issue additional equity securities to raise additional capital, our stockholders’ ownership interest in our company may be diluted and the value of their investment may be reduced.

The price of our common stock may be volatile.

The market price of our common stock could be subject to significant fluctuations. Among the factors that could affect our stock price are:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	sales of our common stock by stockholders;

•	actions by institutional investors or by the principal stockholder;

•	fluctuations in oil and gas prices;

•	general market conditions, including fluctuations in commodity prices; and

•	U.S. and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock and, as a result, an investment in our common stock.

If we are unable to pay regular dividends on our common stock, our stockholders may not receive funds without selling their common stock.

Since our initial public offering, we have paid a regular quarterly dividend of at least $0.02125 per share to holders of our common stock. Our board of directors declared a quarterly dividend of $0.0275 per share, payable on December 2, 2005, to stockholders of record as of the close of business on November 21, 2005. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Our 8 3/4% senior notes, term loan agreement and revolving credit facility also include limitations on our payment of dividends. Accordingly, our stockholders may have to sell some or all of their common stock in order to generate cash flow from their investment. Our stockholders may not receive a gain on their investment when they sell their common stock and they may lose the entire amount of the investment.

Provisions in our charter documents or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions apply even if the offer may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. Please read “Description of Capital Stock” for a description of these provisions.

Risks Related to the Debt Securities

Our holding company structure may affect our ability to make payments on the debt securities. Holders of debt securities may be structurally subordinated to the creditors of our subsidiaries.

We currently conduct our operations through subsidiaries, and our operating income and cash flow are generated by our subsidiaries. As a result, cash we obtain from our subsidiaries is the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors, including trade creditors and tort claimants, of our subsidiaries to the extent that such subsidiaries do not guarantee such debt securities.

A holder’s right to receive payments on the debt securities is effectively subordinate to the rights of our existing and future secured creditors. Further, the guarantees of senior debt securities by the Subsidiary Guarantors are effectively subordinated to the guarantors’ existing and future secured indebtedness.

Holders of our secured indebtedness and the secured indebtedness of the Subsidiary Guarantors will have claims that are prior to the claims of holders of the senior debt securities to the extent of the value of the assets securing that other indebtedness. Notably, we and certain of our subsidiaries, including the Subsidiary Guarantors, are parties to a credit facility and term loan, which together are secured by liens on, among other things, our accounts receivable, inventory and some fixed assets. The senior debt securities will be effectively subordinated to all that secured indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to our assets that constitute their collateral. Holders of the senior debt securities will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the senior debt securities, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the senior debt securities. As a result, holders of senior debt securities may receive less, ratably, than holders of secured indebtedness.

A holder’s right to receive payments on the debt securities could be adversely affected if any of our non-guarantor subsidiaries declares bankruptcy, liquidates or reorganizes.

Some but not all of our subsidiaries may guarantee the debt securities. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of that subsidiary’s indebtedness and its trade creditors will generally be entitled to payment of their claims from the assets of the subsidiary before any assets are made available for distribution to us.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require holders of the debt securities to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided or claims in respect of a guarantee could be subordinated to all other debts of the applicable guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee and either:

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged or about to engage in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, a guarantor would be considered insolvent if, at the relevant time, the sum of its debts and other liabilities, including contingent liabilities, was greater than the sum of its assets at a fair valuation, and a guarantor that was generally not then paying its debts as they became due would be presumed to be insolvent.

We may incur additional debt ranking equal to the debt securities.

If we incur any additional debt that ranks equally with the debt securities, the holders of that debt will be entitled to share ratably with the holders of the debt securities in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of our company. This may have the effect of reducing the amount of proceeds paid to a holder of debt securities.

CAUTIONARY STATEMENTS ABOUT FORWARD LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor provisions for forward-looking information. Certain of the statements contained in this prospectus are forward-looking statements. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements can be identified by the use of words such as “believes,” “intends,” “may,” “should,” “could,” “anticipates,” “expected” or comparable terminology, or by discussions of strategies or trends. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give any assurances that these expectations will prove to be correct. Forward-looking statements relate to matters such as:

•	industry outlook;

•	production capacities;

•	our ability to borrow additional funds under our credit facility;

•	our ability to meet our liquidity needs;

•	our intended quarterly dividends;

•	expected outcomes of legal and administrative proceedings and their expected effects on our financial position, results of operations and cash flows; and

•	compliance with present and future environmental regulations and costs associated with environmentally related penalties, capital expenditures and remedial actions.

We have based these statements on assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe were appropriate in the circumstances when the statements were made. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly impact expected results, and actual future results could differ materially from those described in such statements. While it is not possible to identify all factors, we continue to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties discussed under “Risk Factors” in this prospectus and in our most recent Annual Report on Form 10-K and our other filings with the SEC and the following:

•	general economic and business conditions;

•	the cyclical nature of the chemical industry;

•	the availability, cost and volatility of raw materials and energy;

•	uncertainties associated with the United States and worldwide economies, including those due to political tensions in the Middle East and elsewhere;

•	current and potential governmental regulatory actions in the United States and regulatory actions and political unrest in other countries;

•	industry production capacity and operating rates;

•	the supply/demand balance for our products;

•	competitive products and pricing pressures;

•	access to capital markets;

•	terrorist acts;

•	operating interruptions (including leaks, explosions, fires, natural disasters, weather-related incidents, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, spills and releases and other environmental risks);

•	changes in laws or regulations;

•	technological developments;

•	our ability to implement our business strategies; and

•	creditworthiness of our customers.

Many of such factors are beyond our ability to control or predict. Any of the factors, or a combination of these factors, could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels. Every forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement.

USE OF PROCEEDS

Unless we inform you otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of securities for general corporate purposes. These purposes may include:

•	repayment or refinancing of debt;

•	acquisitions;

•	working capital;

•	capital expenditures; and

•	repurchases and redemptions of securities.

Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

We will not receive any proceeds from the sale of any shares of our common stock that may be sold by the selling stockholder.

RATIO OF EARNINGS TO FIXED CHARGES

We have presented in the table below our historical consolidated ratio of earnings to fixed charges for the periods shown.

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004		2003		2002	2001	2000
Ratio of earnings to fixed charges	10.4x	4.1x	5.1	x	1.5	x	—	—	3.	0x

We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, “earnings” consist of earnings before income taxes plus fixed charges and equity distributions less net capitalized interest and equity investment income. “Fixed charges” consist of interest expense, capitalized interest and that portion of operating lease rental expense (one-third) we have deemed to represent the interest factor of such expense. For the years ended December 31, 2001 and 2002, earnings were inadequate to cover fixed charges by $118.4 million and $13.0 million, respectively.

No dividends accrued on any shares of our preferred stock for any period presented. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

DESCRIPTION OF DEBT SECURITIES

The debt securities covered by this prospectus will be our general unsecured obligations. We will issue senior debt securities under an indenture to be entered into among us, the possible Subsidiary Guarantors, and a trustee we will name in the prospectus supplement relating to the senior debt securities. We refer to this indenture as the senior indenture. We will issue subordinated debt securities under an indenture to be entered into among us, the possible Subsidiary Guarantors, and a trustee we will name in the prospectus supplement relating to subordinated debt securities. We refer to this indenture as the subordinated indenture. We refer to the senior indenture and the subordinated indenture collectively as the indentures. The indentures will be substantially identical, except for provisions relating to subordination.

We have summarized material provisions of the indentures, the debt securities and the guarantees below. This summary is not complete. We have filed the form of the senior indenture and the form of the subordinated indenture with the SEC as exhibits to the registration statement, and you should read the indentures for provisions that may be important to you. Please read “Where You Can Find More Information.”

In this summary description of the debt securities, unless we state otherwise or the context clearly indicates otherwise, all references to “we,” “us,” or “our” refer to Westlake Chemical Corporation only and not to any of its subsidiaries.

General

Neither indenture limits the amount of debt securities that may be issued under that indenture, and neither limits the amount of other unsecured debt or securities that we may issue. We may issue debt securities under the indentures from time to time in one or more series. No securities are outstanding under the indentures.

We are not obligated to issue all debt securities of one series at the same time and, unless otherwise provided in the prospectus supplement, we may reopen a series, without the consent of the holders of the debt securities of that series, for the issuance of additional debt securities of that series. Additional debt securities of a particular series will have the same terms and conditions as outstanding debt securities of such series, except for the date of original issuance and the offering price, and will be consolidated with, and form a single series with, such outstanding debt securities.

The senior debt securities will constitute our senior unsecured indebtedness and will rank equally in right of payment with all of our other unsecured and unsubordinated debt and senior in right of payment to all of our subordinated indebtedness. The senior debt securities will be effectively subordinated to, and thus have a junior position to, our secured indebtedness with respect to the assets securing that indebtedness. The subordinated debt securities will rank junior to all of our senior indebtedness and may rank equally with or senior to other subordinated indebtedness we may issue from time to time.

We currently conduct our operations through subsidiaries, and our operating income and cash flow are generated by our subsidiaries. As a result, cash we obtain from our subsidiaries is the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors, including trade creditors and tort claimants, of our subsidiaries to the extent that such subsidiaries do not guarantee such debt securities.

Neither indenture contains any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction or upon a change of control. The indentures also do not contain provisions that give holders of the debt securities the right to require us to repurchase their securities in the event of a decline in our credit rating for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.

Terms

The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether the debt securities will be senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	whether we will issue the debt securities in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	whether and under what circumstances we will pay any additional amounts with respect to the debt securities;

•	whether debt securities are entitled to any guarantee of any Subsidiary Guarantors and the identity of any such Subsidiary Guarantors for that series and the terms of such guarantee if different than those set forth in the applicable indenture;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for optional redemption or early repayment;

•	any sinking fund or other provisions that would obligate us to redeem, purchase or repay the debt securities;

•	the denominations in which we will issue the debt securities if other than $1,000 and integral multiples of $1,000;

•	whether payments on the debt securities will be payable in foreign currency or currency unit or another form and whether payments will be payable by reference to any index or formula;

•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	any restrictions or other provisions relating to the transfer or exchange of debt securities;

•	any terms for the conversion or exchange of the debt securities for other securities;

•	with respect to the subordinated indenture, any changes to the subordination provisions for the subordinated debt securities; and

•	any other terms of the debt securities not inconsistent with the applicable indenture.

We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If we sell these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Subordination

Under the subordinated indenture, payment of the principal of and any premium and interest on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt. Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal of or any premium or interest on the subordinated debt securities if:

•	we fail to pay the principal, interest, premium or any other amounts on any Senior Debt when due; or

•	we default in performing any other covenant (a “covenant default”) on any Senior Debt that we have designated if the covenant default allows the holders of that Senior Debt to accelerate the maturity of the Senior Debt they hold.

Unless we inform you otherwise in the prospectus supplement, a covenant default will prevent us from paying the subordinated debt securities only for up to 179 days after holders of the designated Senior Debt give the trustee for the subordinated debt securities notice of the covenant default.

The subordination does not affect our obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

The subordinated indenture does not limit the amount of Senior Debt that we may incur. As a result of the subordination of the subordinated debt securities, if we become insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

Unless we inform you otherwise in the prospectus supplement, “Senior Debt” will mean,

•	all indebtedness or obligations for borrowed money;

•	all obligations evidenced by notes, bonds, debentures or other similar instruments;

•	all obligations in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit, bid or performance bonds and other obligations issued in the ordinary course of business to the extent not drawn or, to the extent drawn, if such drawing is reimbursed not later than the third business day following demand for reimbursement;

•	all obligations to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business;

•	all capitalized lease obligations;

•	all debt of other persons secured by a lien on any asset of ours, whether or not such debt is assumed by us; and

•	all debt of other persons guaranteed by us, to the extent of such guarantee;

unless the indebtedness states that it is not senior to the subordinated debt securities or our other junior debt.

Guarantees

Each of the Subsidiary Guarantors, if any, with respect to a series of senior debt securities will fully and unconditionally guarantee on an unsecured basis the full and prompt payment of the principal of and any premium and interest on the debt securities of that series when and as the payment becomes due and payable, whether at maturity or otherwise. As used in this prospectus, the term “Subsidiary Guarantors” with respect to a series of debt securities refers to those subsidiaries listed under “The Subsidiary Guarantors” that guarantee that series of debt securities. The applicable prospectus supplement will name the Subsidiary Guarantors, if any, for that series of debt securities and will describe the terms of the guarantee by the Subsidiary Guarantors if they differ from the terms described in this prospectus. The guarantees provide that in the event of a default in the payment of principal of or any premium or interest on a debt security, the holder of that debt security may institute legal proceedings directly against the Subsidiary Guarantors to enforce the guarantees without first proceeding against us. If senior debt securities are so guaranteed, the guarantees will rank equally with all of the Subsidiary Guarantors’ other unsecured and unsubordinated debt from time to time outstanding and senior to any subordinated debt of the Subsidiary Guarantors. If subordinated debt securities are so guaranteed, the guarantees will be subordinated to all of the Subsidiary Guarantors’ other unsecured and unsubordinated debt from time to time outstanding.

The obligations of each Subsidiary Guarantor under its guarantee of the debt securities will be limited to the maximum amount that will not result in the obligations of the Subsidiary Guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to:

•	all other contingent and fixed liabilities of the Subsidiary Guarantor; and

•	any collections from or payments made by or on behalf of any other Subsidiary Guarantors in respect of the obligations of the Subsidiary Guarantor under its guarantee.

The guarantee of any Subsidiary Guarantor may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to debt securities of a particular series as described below in “—Defeasance and Discharge,” then any Subsidiary Guarantor will be released with respect to that series. Further, if no default has occurred and is continuing under the applicable indenture, and to the extent not otherwise prohibited by the applicable indenture, a Subsidiary Guarantor will be unconditionally released and discharged from the guarantee:

•	automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of our equity interests in the Subsidiary Guarantor;

•	automatically upon the merger of the Subsidiary Guarantor into us or any other Subsidiary Guarantor or the liquidation and dissolution of the Subsidiary Guarantor; or

•	following delivery of a written notice by us to the trustee, upon the release of all guarantees by the Subsidiary Guarantor of any debt of ours for borrowed money, except for any series of debt securities under the indenture.

Consolidation, Merger and Sales of Assets

The indentures generally permit a consolidation or merger involving us or the Subsidiary Guarantors. They also permit the Subsidiary Guarantors or us to sell, lease, convey, assign, transfer or otherwise dispose of all or substantially all of our assets. We and the Subsidiary Guarantors have agreed, however, that we will not consolidate with or merge into any entity or sell, lease, convey, assign, transfer or dispose of all or substantially all of our assets to any entity unless:

(1) either

•	we or a Subsidiary Guarantor, as the case may be, are the continuing entity; or

•	in the case of us, the resulting entity is organized under the laws of the United States, any state thereof, or the District of Columbia, and, in any case, the resulting entity assumes by a supplemental indenture the due and punctual payments on the debt securities and the performance of our covenants and obligations under the applicable indenture; and

(2) immediately after giving effect to the transaction, no default or event of default under the applicable indenture has occurred and is continuing or would result from the transaction.

This covenant will not apply to any merger of another entity into us. Upon any transaction of the type described in and effected in accordance with this section, the resulting entity will succeed to and be substituted for and may exercise all of our rights and powers under the indenture and the debt securities with the same effect as if the resulting entity had been named as us in the indenture. In the case of any asset transfer or disposition other than a lease, when the resulting entity assumes all of our obligations and covenants under the applicable indenture and the debt securities, we will be relieved of all such obligations.

Events of Default

Unless we inform you otherwise in the applicable prospectus supplement, the following are events of default with respect to a series of debt securities:

•	our failure to pay interest on any debt security of that series for 30 days when due;

•	our failure to pay principal of or any premium on any debt security of that series when due;

•	our failure to deposit any sinking fund payment for 30 days when due;

•	our failure to comply with any covenant or agreement in that series of debt securities or the applicable indenture (other than an agreement or covenant that has been included in the indenture solely for the benefit of other series of debt securities) for 60 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under that indenture that are affected by that failure;

•	specified events involving bankruptcy, insolvency or reorganization of Westlake Chemical Corporation or a Subsidiary Guarantor with respect to that series of debt securities that is a significant subsidiary (as defined in Regulation S-X promulgated by the SEC, as in effect on the date of the applicable indenture);

•	if applicable, specified events involving the guarantees; and

•	any other event of default provided for that series of debt securities.

A default under one series of debt securities will not necessarily be a default under any other series. If a default or event of default for any series of debt securities occurs, is continuing and is known to the trustee, the trustee will notify the holders of applicable debt securities within 90 days after it occurs. The trustee may withhold notice to the holders of the debt securities of any default or event of default, except in any payment on the debt securities, if the trustee in good faith determines that withholding notice is in the interests of the holders of those debt securities.

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities issued under the applicable indenture that are affected, voting as one class) may declare the principal of and all accrued and unpaid interest on those debt securities to be due and payable immediately. If an event of default relating to certain events of bankruptcy, insolvency or reorganization of Westlake Chemical Corporation or a Subsidiary Guarantor that is a significant subsidiary occurs, the principal of and accrued and unpaid interest on all the debt securities of that series will become immediately due and payable without any action on the part of the trustee or any holder. At any time after a declaration of acceleration has been made, the holders of a majority in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may in some cases rescind this accelerated payment requirement and its consequences.

A holder of a debt security of any series issued under an indenture may pursue any remedy under that indenture only if:

•	the holder gives the trustee written notice of a continuing event of default with respect to that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holders offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense;

•	the trustee does not comply with the request within 60 days after receipt of the request and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

In most cases, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless those holders have offered to the trustee indemnity satisfactory to it. Subject to this provision for indemnification, the holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) generally may direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; or

•	exercising any trust or power conferred on the trustee relating to or arising as a result of an event of default.

If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs.

The indentures require us to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indentures and as to any default in performance.

Modification and Waiver

We and the trustee may supplement or amend each indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of all series issued under that indenture that are affected by the amendment or supplement (voting as one class). Without the consent of the holder of each debt security affected, however, no modification may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on the debt security;

•	reduce the principal of the debt security or change its stated maturity;

•	reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

•	change any obligation to pay additional amounts on the debt security;

•	make payments on the debt security payable in currency other than as originally stated in the debt security;

•	impair the holder’s right to institute suit for the enforcement of any payment on or with respect to the debt security;

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification;

•	with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security;

•	waive a continuing default or event of default regarding any payment on the debt securities; or

•	if applicable, make any change that materially and adversely affects the right to convert any debt security.

We and the trustee may supplement or amend each indenture or waive any provision of that indenture without the consent of any holders of debt securities issued under that indenture in certain circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for, or to add any guarantees of or obligors on, any series of debt securities;

•	to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture;

•	to add events of default with respect to any series of debt securities;

•	to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect; and

•	to establish the form or terms of any debt securities and to accept the appointment of a successor trustee, each as permitted under the indenture.

The holders of a majority in principal amount of the outstanding debt securities of any series (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Defeasance and Discharge

Defeasance. When we use the term defeasance, we mean discharge from some or all of our obligations under an indenture. If we deposit with the trustee under an indenture any combination of money or government securities sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due, then, at our option, either of the following will occur:

•	we and the Subsidiary Guarantors, if applicable, will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”); or

•	we and the Subsidiary Guarantors, if applicable, will no longer have any obligation to comply with specified restrictive covenants with respect to the debt securities of that series, the covenant described under “—Consolidation, Merger and Sales of Assets” and other specified covenants under the applicable indenture, and the related events of default will no longer apply (“covenant defeasance”).

If a series of debt securities is defeased, the holders of the debt securities of that series will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold money for payment in trust. In the case of covenant defeasance, our obligation to pay principal, premium and interest on the debt securities, and if applicable, the Subsidiary Guarantors’ guarantees of the payments, will also survive.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes and that the holders would be subject to U.S.

federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

Under current U.S. federal income tax law, legal defeasance would likely be treated as a taxable exchange of debt securities to be defeased for interests in the defeasance trust. As a consequence, a United States holder would recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the debt securities and the value of the holder’s interest in the defeasance trust, and thereafter would be required to include in income a share of the income, gain or loss of the defeasance trust. Under current U.S. federal income tax law, covenant defeasance would not be treated as a taxable exchange of such debt securities.

Satisfaction and Discharge. In addition, an indenture will cease to be of further effect with respect to the debt securities of a series issued under that indenture, subject to exceptions relating to compensation and indemnity of the trustee under that indenture and repayment to us of excess money or government securities, when:

•	either

(a) all outstanding debt securities of that series have been delivered to the trustee for cancellation; or

(b) all outstanding debt securities of that series not delivered to the trustee for cancellation either:

•	have become due and payable,

•	will become due and payable at their stated maturity within one year, or

•	are to be called for redemption within one year; and

•	we have deposited with the trustee any combination of money or government securities in trust sufficient to pay the entire indebtedness on the debt securities of that series when due; and

•	we have paid all other sums payable by us with respect to the debt securities of that series.

Governing Law

New York law will govern the indentures, the debt securities and the guarantees.

The Trustees

We will name the trustee under an indenture in the applicable prospectus supplement.

Each indenture contains limitations on the right of the trustee, if it or any of its affiliates is then our creditor or, if applicable, a creditor of a Subsidiary Guarantors, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee and its affiliates are permitted to engage in other transactions with us, and, if applicable, the Subsidiary Guarantors. If, however, the trustee acquires any conflicting interest, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a default under the applicable indenture, unless the default has been cured, waived or otherwise eliminated within the 90-day period.

Payments and Paying Agents

Unless we inform you otherwise in a prospectus supplement, we will make payments on the debt securities in U.S. dollars at the office of the trustee and any paying agent. At our option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the following business day. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” is any day that is not a Saturday, a Sunday or a day on which banking institutions in any of New York, New York, Houston, Texas or a place of payment on the debt securities of that series is authorized or obligated by law, regulation or executive order to remain closed.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Form, Exchange, Registration and Transfer

We will issue the debt securities in registered form, without interest coupons. Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent designated by us. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require payment of any transfer tax or similar governmental charge payable for that registration.

We will appoint the trustee as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents we initially designate, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption of debt securities of a series or any repurchase of debt securities of a series required under the terms of the series, we will not be required to register the transfer or exchange of:

•	any debt security of that series during a period beginning 15 business days prior to the mailing of the relevant notice of redemption or repurchase and ending on the close of business on the day of mailing of such notice; or

•	any debt security of that series that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Book-Entry Debt Securities

We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

DESCRIPTION OF CAPITAL STOCK

General

The following descriptions are summaries of material terms of our common stock, preferred stock, amended and restated certificate of incorporation and amended and restated bylaws. Copies of our amended and restated certificate of incorporation and amended and restated bylaws have been incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you are urged to review these documents. Please read “Where You Can Find More Information.”

As of the date of this prospectus, our authorized capital stock consists of 150 million shares of common stock, par value $0.01 per share, and 50 million shares of preferred stock, par value $0.01 per share.

Common Stock

Each share of common stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the common stock will share equally on a per share basis any dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series, and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including the following:

•	dividend rates,

•	whether dividends will be cumulative or non-cumulative,

•	redemption rights,

•	liquidation rights,

•	sinking fund provisions,

•	conversion or exchange rights, and

•	voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other transactions, could adversely affect the voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal was not in the best interest of our stockholders, the board could authorize the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of this series to prevent a change of control transaction or make it more difficult. Alternatively, a change of control transaction deemed by the board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

The prospectus supplement relating to any series of preferred stock that we may offer will include specific terms relating to the offering. We will file a form of certificate of designation with the SEC, and you should read the certificate of designation for provisions that may be important to you. The prospectus supplement will summarize the general terms of any such series of preferred stock.

Charter and Bylaw Provisions

Election and Removal of Directors

Our board of directors consists of between one and 11 directors, excluding any directors elected by holders of preferred stock pursuant to provisions applicable in the case of defaults. The exact number of directors will be fixed from time to time by resolution of the board. Our board of directors is divided into three classes serving staggered three-year terms, with only one class being elected each year by our stockholders. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors. In addition, no director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may only be filled by a majority of the remaining directors in office.

Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that special meetings of our stockholders may be called only by the chairman of our board of directors or a majority of the directors. Our amended and restated certificate of incorporation and our amended and restated bylaws specifically deny any power of any other person to call a special meeting.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that holders of our common stock will not be able to act by written consent without a meeting, unless such consent is unanimous.

Amendment of Certificate of Incorporation

The provisions of our amended and restated certificate of incorporation described above under “—Election and Removal of Directors,” “—Stockholder Meetings” and “—Stockholder Action by Written Consent” may be amended only by the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock is generally required to amend other provisions of our amended and restated certificate of incorporation.

Amendment of Bylaws

Our amended and restated bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•

the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, provided that any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors, committees of the board of directors and indemnification of directors and officers, requires the affirmative vote of at least 75% of all directors in office at a meeting called for that purpose, or

•	the affirmative vote of holders of 75% of the voting power of our outstanding shares of voting stock, voting together as a single class.

Other Limitations on Stockholder Actions

Our amended and restated bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors,

•	propose that a director be removed,

•	propose any repeal or change in our bylaws, or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting,

•	the stockholder’s name and address,

•	the number of shares beneficially owned by the stockholder and evidence of such ownership, and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting, or

•	in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation on Liability of Directors

Our amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duties as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders,

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law,

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Anti-Takeover Effects of Some Provisions

Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Transactions and Corporate Opportunities

Our amended and restated certificate of incorporation includes provisions that regulate and define the conduct of specified aspects of the business and affairs of our company. These provisions serve to determine and delineate the respective rights and duties of our company, our principal stockholder, TTWF LP, and its direct and indirect equity owners and directors, officers, employees, partners or equity owners of such entities (the “Principal Stockholder Affiliates”), and some of our directors and officers in anticipation of the following:

•	the Principal Stockholder Affiliates serving as our directors and/or officers,

•	the Principal Stockholder Affiliates engaging in lines of business that are the same as, or similar to, our lines of business,

•	the Principal Stockholder Affiliates having an interest in the same areas of corporate opportunity as we have, and

•	we and the Principal Stockholder Affiliates engaging in material business transactions.

We may enter into agreements with the Principal Stockholder Affiliates to engage in any transaction. We may also enter into agreements with the Principal Stockholder Affiliates to compete or not to compete with each other, including agreements to allocate, or to cause our directors, officers and employees and the Principal Stockholder Affiliates to allocate, opportunities between the Principal Stockholder Affiliates and us. Our amended and restated certificate of incorporation provides that no such agreement will be considered contrary to any fiduciary duty of the Principal Stockholder Affiliates, as our direct and indirect controlling stockholders, or our directors, officers or employees. Neither the Principal Stockholder Affiliates nor any of our directors, officers or employees who are also Principal Stockholder Affiliates are under any fiduciary duty to us to refrain from acting on our behalf or on behalf of the Principal Stockholder Affiliates in respect of any such agreement or transaction. These provisions are generally subject to the corporate opportunity obligations described below with which the Principal Stockholder Affiliates and our officers and directors who are also Principal Stockholder Affiliates must comply.

Under our amended and restated certificate of incorporation, the Principal Stockholder Affiliates have no duty to refrain from engaging in activities or lines of business similar to ours or from doing business with any of our clients, customers or vendors and, except as discussed in the above paragraph, the Principal Stockholder Affiliates will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder by reason of any of these activities. In addition, if the Principal Stockholder Affiliates or one of our directors or officers who is also a Principal Stockholder Affiliate acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both our company and the Principal Stockholder Affiliates, then neither the Principal Stockholder Affiliates nor any such person will have a duty to communicate or offer this corporate opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that the Principal Stockholder Affiliates pursue or acquire the corporate opportunity for themselves, direct the corporate opportunity to another person or do not communicate information regarding the corporate opportunity to us, so long as the Principal Stockholder Affiliates act in a manner consistent with the following policy: A corporate opportunity offered to the Principal Stockholder Affiliates or to any person who is one of our officers or directors and who is also a Principal Stockholder Affiliate will belong to the Principal Stockholder Affiliates, unless the opportunity was expressly offered in writing to the Principal Stockholder Affiliates solely in their capacity as direct and indirect stockholders of our company or to that person solely in his or her capacity as one of our directors or officers.

Anyone becoming one of our stockholders will be deemed to have notice of and consented to these provisions of our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation provides that in no event shall any amendment of these provisions subject any Principal Stockholder Affiliate to liability for any act or omission occurring prior to such amendment for which such person would be deemed not to be liable under these provisions prior to such amendment.

Delaware Business Combination Statute

We have expressly elected not to be subject to Section 203 of the General Corporation Law of the State of Delaware, which is described below. However, our stockholders can amend our amended and restated certificate of incorporation and amended and restated bylaws to elect to be subject to Section 203. Section 203 provides that, subject to specified exceptions, an interested stockholder of a Delaware corporation is not permitted to engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that stockholder became an interested stockholder, unless one of the following conditions is met:

•	prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder,

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares, or

•	on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, “interested stockholder” means:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination, and

•	the affiliates and associates of any such person.

If we ever become subject to Section 203, it may be more difficult for a person who is an interested stockholder to effect various business combinations with us for the applicable three-year period. Section 203, if it becomes applicable, also may have the effect of preventing changes in our management. It is possible that Section 203, if it becomes applicable, could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests. The provisions of Section 203, if it becomes applicable, may cause persons interested in acquiring us to negotiate in advance with our board of directors. The restrictions on business combinations set forth in Section 203 are not applicable to the principal stockholder so long as the principal stockholder holds 15% or more of our outstanding shares of common stock. Because we are not currently subject to Section 203, the principal stockholder, as a controlling stockholder, may find it easier to sell its controlling interest to a third party because Section 203 would not apply to the third party.

Listing of Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol “WLK.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, common stock, preferred stock or other securities or any combination of the foregoing. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants that we may offer will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable upon exercise of the warrants, and procedures by which those numbers may be adjusted;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time; and

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants.

SELLING STOCKHOLDER

In addition to covering the issuance and sale of securities by us, this prospectus covers the possible sale from time to time of up to 10,000,000 shares of our common stock by the selling stockholder listed below. As used in this prospectus, “selling stockholder” includes the successors-in-interest, donees, transferees or others who may later hold the selling stockholder’s interests and who will be named in a supplement to this prospectus.

The following table sets forth information as of October 27, 2005 regarding the beneficial ownership of the common stock held by the selling stockholder. Since the selling stockholder may sell none, all, or a portion of the 10,000,000 shares of our common stock included in the prospectus, no meaningful estimate can be given as to the amount or percentage of shares that will be held by the selling stockholder after completion of any sale by the selling stockholder.

Name and Address	Number of Shares	Percent of Stock (1)
TTWF LP (2) (3)	51,505,277	79.11%

(1)	Calculated as of October 27, 2005 based on 65,109,001 shares of common stock outstanding.

(2)	The address of the selling stockholder is 2801 Post Oak Boulevard, Houston, Texas 77056. The selling stockholder may be deemed an “underwriter” within the meaning of the Securities Act with respect to sales of the shares listed above.

(3)	Two trusts for the benefit of members of the Chao family, including James Chao, our Chairman of the Board of Directors, Dorothy Jenkins, a director, and Albert Chao, our President and Chief Executive Officer and a director, are the managers of TTWFGP LLC, which is a general partner of TTWF LP. The limited partners of TTWF LP are five trusts principally for the benefit of members of the Chao family, including James Chao, Dorothy Jenkins and Albert Chao, and two corporations owned, indirectly or directly, by certain of these trusts and by other entities owned by members of the Chao family, including James Chao, Dorothy Jenkins and Albert Chao. TTWF LP and TTWFGP LLC each have shared voting power and shared dispositive power over the 51,505,277 shares. James Chao has sole voting power and sole dispositive power over 31,867 shares, sole voting and no dispositive power over 6,440 shares, and shared voting power and shared dispositive power over 51,505,277 shares. Dorothy C. Jenkins has sole voting power and sole dispositive power over 5,920 shares, sole voting power and no dispositive power over 781 shares, and shared voting power and shared dispositive power over 51,505,277 shares. Albert Chao has sole voting power and sole dispositive power over 15,500 shares, sole voting and no dispositive power over 8,782 shares, and shared voting power and shared dispositive power over 51,505,277 shares. James Chao, Dorothy C. Jenkins and Albert Chao disclaim beneficial ownership of the 51,505,277 shares held by TTWF except to the extent of their respective pecuniary interest therein.

Registration Rights Agreement

We are party to a registration rights agreement with the selling stockholder under which we have agreed, at the request of the selling stockholder, to use our best efforts to register shares of our common stock that are held by the selling stockholder for public sale under the Securities Act. As long as the selling stockholder owns a majority of the voting power of our outstanding common stock, there is no limit to the number of registrations that it may request. Once the selling stockholder owns less than a majority of the voting power of our outstanding common stock, it can request a total of five additional registrations. We have also agreed to provide the selling stockholder and its permitted transferees with “piggy-back” rights to include its shares in registrations of our common stock under the Securities Act. There is no limit on the number of these “piggy-back” registrations in which the selling stockholder may request its shares be included. These rights will terminate once the selling stockholder is able to dispose of all of its shares of our common stock within a three-month period pursuant to the exemption from registration provided under Rule 144 of the Securities Act. We have agreed to cooperate in these registrations and related offerings. We and the selling stockholder have agreed to restrictions on the ability of each party to sell securities following registrations requested by either party. The shares that may be sold by the selling stockholder hereunder are included in this prospectus pursuant to the registration rights agreement.

PLAN OF DISTRIBUTION

We and the selling stockholder may sell the securities in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers or (c) through agents. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the purchase price of the securities from us or the selling stockholder and, if the purchase price is not payable in U.S. dollars, the currency or composite currency in which the purchase price is payable;

•	the net proceeds to us or the selling stockholder from the sale of securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If we or the selling stockholder use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If we or the selling stockholder use dealers in the sale of securities, the securities will be sold directly to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We or the selling stockholder may sell the securities directly. In that event, no underwriters or agents would be involved. We or the selling stockholder may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us or the selling stockholder to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We or the selling stockholder may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We or the selling stockholder will describe the terms of any such sales in the prospectus supplement.

Private Sales

The shares of our common stock covered by this prospectus that may be sold by the selling stockholder qualify for sale pursuant to Rule 144 under the Securities Act and may be sold by the selling stockholder under Rule 144 rather than pursuant to this prospectus.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we or the selling stockholder may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Remarketing

We may offer and sell any of the securities in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise, by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to the remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act of 1933.

Derivative Transactions

We or the selling stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock.

We, the selling stockholder or one of our respective affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

The third parties in any of the sale transactions described above will be underwriters and will be identified in the applicable prospectus supplement or in a post-effective amendment to the registration statement of which this prospectus forms a part.

General Information

We or the selling stockholder may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

Pursuant to the registration rights agreement described under “Selling Stockholder,” we have agreed to pay all of the costs, fees and expenses incurred by us incident to our registration of the resale of the selling stockholder’s common stock, as well as legal fees and expenses of counsel to the selling stockholder. We will not pay any commissions, fees and discounts of underwriters, brokers, dealers and agents with respect to shares of our common stock sold by the selling stockholder.

LEGAL OPINIONS

Certain legal matters in connection with this offering will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Any underwriters will be advised about other issues relating to any offering by their own legal counsel, which firm will be named in the related prospectus supplement.

EXPERTS

The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1850, Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities we and the selling stockholder may sell. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us, the selling stockholder and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Web site.

We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2004;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2005;

•	our current reports on Form 8-K filed on September 15, 2005 and November 29, 2005; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on July 30, 2004, as we may update that description from time to time.

You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

Westlake Chemical Corporation

2801 Post Oak Boulevard, Suite 600

Houston, Texas 77056

Attention: Investor Relations

Telephone: (713) 960-9111

Prospectus Supplement

$250,000,000

        % Senior Notes due 2016

Deutsche Bank Securities

Banc of America Securities LLC

JPMorgan

Co-Manager

Credit Suisse First Boston

Prospectus Supplement

January     , 2006